Exhibit 99.1

Q2
2019

SHAREHOLDERS’ REPORT

SUN LIFE FINANCIAL INC.

For the period ended

June 30, 2019

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 3 cents per share.

Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to AST Trust Company (Canada).

For more information call AST Trust Company (Canada) at 1 877 224-1760.

Sun Life reports Q2’19 reported net income of $595 million and underlying net income of $739 million

MFS increases gross sales by 22%, expands global retail presence and achieves retail net inflows of US$2 billion.

The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. (“SLF Inc.”) for the period ended June 30, 2019. SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life”, “we”, “our”, and “us”. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON – (July 31, 2019) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the second quarter ended June 30, 2019. Second quarter reported net income was $595 million and underlying net income(1) was $739 million.

	Quarterly results		Year-to-date
Profitability	Q2’19	Q2’18	2019	2018
Reported net income ($ millions)	595	706	1,218	1,375
Underlying net income(1) ($ millions)	739	729	1,456	1,499
Reported EPS(2) ($)	1.00	1.16	2.04	2.25
Underlying EPS(1)(2) ($)	1.24	1.20	2.44	2.46
Reported ROE(1)	11.0%	13.5%	11.3%	13.3%
Underlying ROE(1)	13.7%	14.0%	13.5%	14.5%
Growth	Q2’19	Q2’18	2019	2018
Insurance sales(1) ($ millions)	657	633	1,437	1,298
Wealth sales(1) ($ billions)	37.0	30.8	73.0	70.6
Value of new business(1) ($millions)	235	266	617	600
Assets under management(1) ($ billions)	1,024.8	986.1	1,024.8	986.1
Financial Strength	Q2’19	Q4’18	2019	2018
LICAT ratios(3)
Sun Life Financial Inc.	144%	144%	144%	149%
Sun Life Assurance(4)	133%	131%	133%	134%
Financial leverage ratio(1)	20.4%	21.2%	20.4%	21.8%

“We delivered underlying net income of $739 million in the second quarter, up from $729 million in the prior year,” said Dean Connor, President & CEO of Sun Life. “Interest rates declined in the quarter leading to lower reported net income, while balance sheet strength continued with a 144% LICAT ratio, $2.2 billion of cash at the holding company level and a low Financial leverage ratio. We are pleased to announce a new share buyback program for the repurchase of up to 15 million shares, subject to regulatory approval.”

“We had a number of key developments in our Asset Management businesses this quarter. MFS achieved a pre-tax net operating profit margin ratio of 37%, expanded its non-U.S. distribution, launched two products for European distribution, increased gross sales by 22% and delivered positive net retail fund flows of US$2 billion,” Connor added. “We also rebranded our alternatives asset management business to SLC Management. We consolidated our fixed income businesses, Prime Advisors, Ryan Labs and Sun Life Institutional Investments, under this one brand to create an integrated distribution team that offers institutional Clients our broad spectrum of solutions. SLC Management’s real estate arm completed the acquisition of a majority stake in BentallGreenOak.”

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	All EPS measures refer to fully diluted EPS, unless otherwise stated.
(3)	For further information on the Life Insurance Capital Adequacy Test (“LICAT”), see section E – Financial Strength in this document.
(4)	Sun Life Assurance Company of Canada (“Sun Life Assurance”) is SLF Inc.’s principal operating life insurance subsidiary.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	1

Financial and Operational Highlights – Quarterly Comparison (Q2 2019 vs. Q2 2018)

Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate, with our continued progress detailed below.

($ millions, unless otherwise noted)
	Reported net income (loss)			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)
	Q2’19	Q2’18	change	Q2’19	Q2’18	change	Q2’19	Q2’18	change	Q2’19	Q2’18	change
Canada(3)	148	262	(44)%	243	245	(1)%	194	266	(27)%	3,248	3,039	7%
U.S.(3)	94	105	(10)%	110	125	(12)%	225	155	45%	–	–	–
Asset Management(3)	229	214	7%	245	216	13%	–	–	–	31,929	25,263	26%
Asia(3)	134	133	1%	147	145	1%	238	212	12%	1,799	2,502	(28)%
Corporate(3)	(10)	(8)	nm(2)	(6)	(2)	nm(2)	–	–	–	–	–	–
Total	595	706	(16)%	739	729	1%	657	633	4%	36,976	30,804	20%

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Not meaningful.
(3)

Prior to the second quarter of 2019, these business segments were referred to as Sun Life Financial Canada, Sun Life Financial U.S., Sun Life Financial Asset Management, Sun Life Financial Asia, and Corporate, respectively, in our interim and annual management’s discussion and analysis.

Our reported net income of $595 million in the second quarter of 2019 decreased $111 million compared to the second quarter of 2018, primarily reflecting unfavourable market related and assumption changes and management actions(1) (“ACMA”) impacts. Underlying net income in the second quarter of 2019 increased $10 million to $739 million compared to the same period in 2018, primarily driven by business growth, favourable expense experience and benefits from tax related items primarily in the U.S., partially offset by unfavourable morbidity experience in Canada and the U.S., lower new business gains in International in Asia, and lower available-for-sale (“AFS”) gains in the U.S.

Our reported ROE(1) was 11.0% in the second quarter of 2019. Underlying ROE(1) was 13.7%, compared to 14.0% in the second quarter of 2018, reflecting higher underlying net income offset by increased common shareholders’ equity due to higher retained earnings and the impact of market movements reflected in other comprehensive income. SLF Inc. and its wholly-owned holding companies ended the quarter with $2.2 billion in cash and other liquid assets, reflecting the redemption of $250 million of subordinated debt which also decreased our financial leverage ratio(1) to 20.4%.

A Leader in Insurance and Wealth Solutions in our Canadian Home Market

Canada’s reported net income was $148 million in the second quarter of 2019, a decrease of $114 million compared to the same period in 2018, predominantly reflecting unfavourable market related and ACMA impacts. Underlying net income was $243 million, in line with the same period in 2018, reflecting favourable expense experience and continued business growth, offset by unfavourable morbidity and credit experience.

Canada insurance sales decreased 27% to $194 million in the second quarter of 2019, reflecting lower sales in Group Benefits (“GB”) due to timing of large case sales and individual insurance. Wealth sales were up 7%, driven by increased sales in Group Retirement Services (“GRS”), which continues to lead the industry in assets under administration(1)(2) (“AUA”).

We are continuing to shape the Canadian market through innovation and digital capabilities that enhance our Client’s experience. Our digital platform, Lumino Health, provides Canadians one point of contact for a comprehensive range of health resources, including empowering Canadians to find the health care providers and health innovations they need. Our Sun Life Health platform delivers value to Canadians, as evidenced by over 10 million health care provider user ratings and average usage of approximately 10,000 searches per day.

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Benefits Canada’s 2018 CAP supplier survey, based on June 30, 2018 AUA.

2	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

A Leader in U.S. Group Benefits

U.S.’s reported net income was $94 million in the second quarter of 2019, a decrease of $11 million compared to the second quarter of 2018, reflecting more unfavourable market related impacts, partially offset by lower integration costs. Underlying net income was $110 million, a decrease of $15 million from the same period in the prior year, reflecting less favourable morbidity experience and lower AFS gains, partially offset by improved lapse and other policyholder behaviour experience and benefits from tax related items. The after-tax profit margin for Group Benefits(1) was 7.3% as of the second quarter of 2019 compared to 6.5% as of the second quarter of 2018.

U.S. Group Benefits sales increased 40% compared to the second quarter of 2018, driven primarily by continued strong momentum and our leadership position in medical stop-loss. Medical stop-loss business in-force increased to US$1.8 billion, up 22% from the same period in the prior year.

During the quarter, the U.S. launched a program to help employers auto-enroll employees in disability coverage, which provides an extra layer of income protection and financial security when members cannot work because of a serious illness or injury, helping to close gaps in coverage for our members. In addition, as the leading independent provider of medical stop-loss coverage, we analyzed our deep database of medical claims and released our annual High-cost claims and injectable drug trends report(2), which provides employers with actionable recommendations about the trends and costs affecting their health plans, enabling them to bend the medical cost curve.

A Leader in Global Asset Management

Asset Management’s reported net income was $229 million in the second quarter of 2019, an increase of $15 million from the second quarter of 2018, driven by the change in underlying net income, partially offset by higher fair value adjustments in MFS’s share based payment awards and acquisition costs in SLC Management. Underlying net income was $245 million, an increase of $29 million from the same quarter last year, driven by expense management, investment income including returns on seed capital and the favourable impact of foreign exchange. The pre-tax net operating profit margin ratio for MFS(1) was 37% in the second quarter of 2019, compared to 36% in the same period last year.

Asset Management ended the second quarter with $708.1 billion in assets under management, consisting of $639.9 billion (US$488.8 billion) in MFS Investment Management (“MFS”) and $68.2 billion in SLC Management. MFS experienced net outflows of $8.1 billion (US$6.1 billion) in the quarter, which included positive net retail fund flows of $2.6 billion (US$2.0 billion).

In the second quarter of 2019, 93%, 92% and 84% of MFS’s U.S. retail fund assets ranked in the top half of their Lipper categories based on ten-, five- and three-year performance, respectively.

On July 1, 2019, we completed the acquisition of our majority stake in BentallGreenOak, which was the product of the merger of the Bentall Kennedy group of companies and GreenOak Real Estate, a global real estate investment firm. This acquisition increases our global real estate investment footprint, while adding organizational depth and a full spectrum of solutions including equity and debt real estate strategies. The expected reduction to Total shareholders’ equity as a result of the acquisition is approximately $850 million, primarily driven by the establishment of financial liabilities associated with the anticipated increase of our future ownership in BentallGreenOak.

A Leader in Asia through Distribution Excellence in Higher Growth Markets

Asia’s reported net income was $134 million in the second quarter of 2019, which was in line with the second quarter of 2018, as unfavourable market related impacts were offset by the impact of acquisition, integration and restructuring costs in the second quarter of 2018. Underlying net income of $147 million was in line with the second quarter of 2018, reflecting favourable expense experience, favourable credit experience, and continued business growth, largely offset by lower new business gains in International.

Asia insurance sales were $238 million in the second quarter of 2019, up 12% compared to the second quarter of 2018, with double-digit growth in most markets. International experienced lower sales but saw improvements from the prior quarter as a result of a new product launch. Asia wealth sales were down by 28% to $1.8 billion in the second quarter of 2019, primarily due to lower sales in India as a result of weak market sentiments.

In Asia, we continue to execute our growth strategy. Agency sales in Asia were up 21% from the prior year, backed by our Most Respected Advisor program and digital enhancements to our advisor applications to improve the Advisor and Client experience. We also continued to improve our digital service experience for Clients. For example, Hong Kong launched a group medical app, which had positive adoption with both Client registrations and outpatient claim submissions, and Bowtie(3) launched its online platform and first medical insurance product in April.

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	The 2019 High-cost claims and injectable drug trends report can be accessed at https://sunlife.showpad.com/share/7SzmNmJJs1a6msorM0DZA.
(3)	We have a strategic investment in Bowtie Life Insurance Company, the first virtual insurer in Hong Kong approved under the Fast Track process.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	3

Sun Life Financial Inc.

Management’s Discussion and Analysis

For the period ended June 30, 2019

Dated July 31, 2019

4	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

About Sun Life

Sun Life Financial Inc. (“SLF Inc.”) is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2019, Sun Life had total assets under management (“AUM”) of $1,025 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results

SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. Prior to the second quarter of 2019, these business segments were referred to as Sun Life Financial Canada, Sun Life Financial U.S., Sun Life Financial Asset Management, Sun Life Financial Asia, and Corporate, respectively, in our interim and annual management’s discussion and analysis (“MD&A”). Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively, and “Consolidated Financial Statements”, collectively) and interim and annual MD&A. We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), including in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.

1. Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section M – Non-IFRS Financial Measures in this document. Non-IFRS Financial Measures and reconciliations are also included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

2. Forward-looking Statements

Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section N – Forward-looking Statements in this document.

3. Additional Information

Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A and SLF Inc.’s Annual Information Form (“AIF”) for the year ended December 31, 2018. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	5

B. Financial Summary

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q2’19	Q1’19	Q2’18	2019	2018
Profitability
Net income (loss)
Reported net income (loss)	595	623	706	1,218	1,375
Underlying net income (loss)(1)	739	717	729	1,456	1,499
Diluted Earnings per share (“EPS”) ($)
Reported EPS (diluted)	1.00	1.04	1.16	2.04	2.25
Underlying EPS (diluted)(1)	1.24	1.20	1.20	2.44	2.46
Reported basic EPS ($)	1.00	1.04	1.16	2.05	2.26
Return on equity (“ROE”) (%)
Reported ROE(1)	11.0%	11.5%	13.5%	11.3%	13.3%
Underlying ROE(1)	13.7%	13.3%	14.0%	13.5%	14.5%
Growth
Sales

Insurance sales(1)	657	780	633	1,437	1,298

Wealth sales(1)	36,976	35,993	30,804	72,969	70,629

Value of new business(1)	235	382	266	617	600

Premiums and deposits

Net premium revenue	4,480	4,370	4,315	8,850	8,960

Segregated fund deposits	2,872	3,064	2,703	5,936	6,098

Mutual fund sales(1)	23,703	23,664	19,265	47,367	43,321

Managed fund sales(1)	10,539	9,976	8,967	20,515	21,312

ASO(2) premium and deposit equivalents(1)	1,681	1,707	1,767	3,388	3,442
Total premiums and deposits(1)	43,275	42,781	37,017	86,056	83,133
Assets under management

General fund assets	174,325	172,348	164,709	174,325	164,709

Segregated funds	111,684	110,011	108,692	111,684	108,692

Mutual funds, managed funds and other AUM(1)	738,767	729,026	712,719	738,767	712,719
Total AUM(1)	1,024,776	1,011,385	986,120	1,024,776	986,120
Financial Strength	Q2’19	Q1’19	Q4’18	2019	2018
LICAT ratios(3)

Sun Life Financial Inc.	144%	145%	144%	144%	149%

Sun Life Assurance(4)	133%	132%	131%	133%	134%

Financial leverage ratio(1)	20.4%	21.1%	21.2%	20.4%	21.8%
Dividend

Dividend payout ratio(1)	42%	42%	42%	42%	38%

Dividends per common share ($)	0.525	0.500	0.500	1.025	0.930
Capital

Subordinated debt and innovative capital instruments(5)	3,491	3,739	3,738	3,491	3,737

Participating policyholders’ equity and non-controlling interests	974	930	864	974	517

Total shareholders’ equity	23,684	23,782	23,706	23,684	23,216
Total capital	28,149	28,451	28,308	28,149	27,470

Average common shares outstanding (millions)	593	597	602	595	609

Closing common shares outstanding (millions)	591.0	594.6	598.5	591.0	607.0

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Administrative Services Only (“ASO”).
(3)	Life Insurance Capital Adequacy Test (“LICAT”) ratio.
(4)	Sun Life Assurance Company of Canada (“Sun Life Assurance”) is SLF Inc.’s principal operating life insurance subsidiary.
(5)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in the Consolidated Financial Statements. For additional information, see section I – Capital and Liquidity Management – 1 – Capital in our 2018 annual MD&A.

6	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

C. Profitability

The following table reconciles our reported net income and underlying net income. The table also sets out the impact that other notable items had on our reported net income and underlying net income. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results			Year-to-date
($ millions, after-tax)	Q2’19	Q1’19	Q2’18	2019	2018

Reported net income	595	623	706	1,218	1,375

Market related impacts(1)	(97)	(69)	8	(166)	(60)

Assumption changes and management actions(1)	(20)	(11)	1	(31)	(2)

Other adjustments(1)	(27)	(14)	(32)	(41)	(62)

Underlying net income(2)	739	717	729	1,456	1,499

Reported ROE(2)	11.0%	11.5%	13.5%	11.3%	13.3%

Underlying ROE(2)	13.7%	13.3%	14.0%	13.5%	14.5%
Impact of other notable items on reported and underlying net income

Experience related items(3)

Impact of investment activity on insurance contract liabilities (“investing activity”)	28	61	30	89	78

Credit	12	(29)	6	(17)	27

Mortality	(3)	15	6	12	(10)

Morbidity	(3)	25	43	22	55

Lapse and other policyholder behaviour	(4)	(8)	(9)	(12)	(38)

Expenses	13	11	(26)	24	(30)

Other experience	(9)	(18)	(5)	(27)	57

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures.
(3)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Quarterly Comparison – Q2 2019 vs. Q2 2018

Our reported net income of $595 million in the second quarter of 2019 decreased $111 million compared to the second quarter of 2018, primarily reflecting unfavourable market related and assumption changes and management actions (“ACMA”) impacts. Underlying net income in the second quarter of 2019 increased $10 million to $739 million compared to the same period in 2018, primarily driven by business growth, favourable expense experience, and benefits from tax related items primarily in the U.S., partially offset by unfavourable morbidity experience in Canada and the U.S., lower new business gains in International in Asia, and lower available-for-sale (“AFS”) gains in the U.S. Underlying net income increased by $16 million as a result of the impact of foreign exchange translation.

1.	Market related impacts

Market related impacts in the second quarter of 2019 compared to the same period last year reflected unfavourable interest rate impacts and unfavourable changes in the fair value of investment properties, partially offset by favourable equity market impacts. See section M – Non-IFRS Financial Measures in this document for a breakdown of the components of market related impacts.

2.	Assumption changes and management actions

The effects of assumption changes and management actions in the second quarter of 2019 decreased reported net income by $20 million compared to an increase of $1 million in the second quarter of 2018.

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity experience rates, lapse and other policyholder behaviour experience, expenses and inflation and other factors over the life of our products. We will complete our annual review of actuarial

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	7

methods and assumptions in the second half of 2019, with the majority of changes being implemented in the third quarter. As this is a work in progress, it is not yet possible to determine the impact on net income at this time. See section H – Risk Management for sensitivities associated with Ultimate Reinvestment Rate (“URR”).

3.	Other adjustments

Other adjustments decreased reported net income by $27 million in the second quarter of 2019, compared to a decrease of $32 million in the second quarter of 2018, largely reflecting lower acquisition, integration, and restructuring costs primarily in the U.S., partially offset by higher fair value adjustments on MFS’s share-based payment awards and the unfavourable impact of certain hedges in Canada that do not qualify for hedge accounting.

4.	Experience related items

Compared to the second quarter of 2018, the significant changes in experience related items are as follows:

•	Unfavourable morbidity experience; and
•	Favourable expense experience resulting from expense discipline while growing the businesses, as well as lower incentive compensation costs reflecting reported net income.

5.	Income taxes

Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate.

In the second quarter of 2019, our effective income tax rates on reported net income and underlying net income(1) were 11.9% and 15.6% compared to 19.1% and 17.1% in the second quarter of 2018, respectively. Our effective tax rate on underlying net income is within our expected range of 15% to 20%.

6.	Impact of foreign exchange rates

During the second quarter of 2019, our reported net income and underlying net income increased by $15 million and $16 million, respectively, due to the impact of foreign exchange translation in the second quarter of 2019 relative to the second quarter of 2018.

Year-to-Date Comparison – Q2 2019 vs. Q2 2018

Our reported net income was $1,218 million for the first six months of 2019, compared to $1,375 million in the first six months of 2018, predominantly reflecting unfavourable market related and ACMA impacts, partially offset by lower acquisition, integration, and restructuring costs. Underlying net income was $1,456 million, compared to $1,499 million in the first six months of 2018, reflecting interest on par seed capital(2) of $110 million in the first quarter of 2018, unfavourable credit experience, less favourable morbidity experience in Canada, and lower new business gains in International in Asia, partially offset by favourable expense experience, business growth, benefits from tax related items primarily in the U.S., improved lapse and other policyholder behaviour experience, and favourable mortality experience.

1.	Market related impacts

Market related impacts in the first six months of 2019, compared to the first six months of 2018, reflected unfavourable interest rate impacts and less favourable changes in the fair value of investment properties, partially offset by favourable equity market impacts.

2.	Assumption changes and management actions

Assumption changes and management actions decreased net income by $31 million in the first six months of 2019, compared to $2 million in the first six months of 2018.

3.	Other adjustments

Other adjustments in the first six months of 2019 decreased reported net income by $41 million, compared to a decrease of $62 million in the same period last year, primarily driven by lower acquisition, integration, and restructuring costs and lower fair value adjustments on MFS’s share-based payment awards, partially offset by the impact of certain hedges in Canada that do not qualify for hedge accounting.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

(2)

In the first quarter of 2018, the seed capital that was transferred into the participating account at demutualization was transferred into the shareholder account, along with accrued investment income. The results include income of $110 million, of which $75 million was in Canada and $35 million was in the U.S.

8	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

4.	Experience related items

Compared to the first six months of 2018, the significant changes in experience related items are as follows:

•	Unfavourable credit experience, including the net impact resulting from downgrades of indirect exposures to a single name in the utilities sector;
•	Less favourable morbidity experience;
•	Improved lapse and other policyholder behaviour experience; and
•	Favourable expense experience resulting from expense discipline, as well as lower incentive compensation costs.

Other experience for the first quarter of 2018, predominantly included the impact of accrued investment income on seed capital of $110 million – $75 million in Canada and $35 million in the U.S. (“interest on par seed capital”). For further information, please see Note 10.C in the second quarter of 2019 Interim Consolidated Financial Statements.

5.	Income taxes

Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate.

For the first six months of 2019, our effective tax rates on reported and underlying net income(1) were 11.4% and 16.7%, respectively, compared to 18.0% and 16.4%, respectively, for the first six months of 2018. Our effective tax rate on underlying net income is within our expected range of 15% to 20%.

6.	Impact of foreign exchange rates

During the first six months of 2019, our reported net income and underlying net income increased by $34 million and $37 million, respectively, due to the impact of foreign exchange translation in the first six months of 2019 relative to the first six months of 2018.

D. Growth

1. Sales and Value of New Business

	Quarterly results			Year-to-date
($ millions)	Q2’19	Q1’19	Q2’18	2019	2018

Insurance sales by business group(1)

Canada	194	362	266	556	562

U.S.	225	160	155	385	291

Asia	238	258	212	496	445

Total insurance sales(1)	657	780	633	1,437	1,298

Wealth sales by business group(1)

Canada	3,248	2,825	3,039	6,073	6,864

Asia	1,799	1,881	2,502	3,680	6,238

Total wealth sales excluding Asset Management(1)	5,047	4,706	5,541	9,753	13,102

Asset Management sales(1)	31,929	31,287	25,263	63,216	57,527

Total wealth sales(1)	36,976	35,993	30,804	72,969	70,629

Value of New Business(1) (“VNB”)	235	382	266	617	600

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Total Company insurance sales were $657 million in the second quarter of 2019, up 4% (2% on a constant currency basis) compared to the same period in 2018.

•	Canada insurance sales decreased in the second quarter of 2019, reflecting lower sales in Group Benefits (“GB”) and individual insurance.
•	U.S. insurance sales increased 40% in local currency, predominantly driven by medical stop-loss.
•	Asia insurance sales were up 10% on a constant currency basis, with double-digit growth in most local insurance markets offset by lower sales in International.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	9

Total Company wealth sales were $37.0 billion in the second quarter of 2019, up 20% (16% on a constant currency basis) compared to the second quarter of 2018.

•	Canada wealth sales increased 7%, driven by higher sales in Group Retirement Services (“GRS”).
•	Asia wealth sales were down, primarily from lower sales in India, partially offset by the impact of foreign exchange translation.
•

Asset Management gross sales increased 26%, driven by higher mutual and managed fund sales in MFS Investment Management (“MFS”), the impact of foreign exchange translation and higher sales in SLC Management.

The Company’s VNB was $235 million in the second quarter of 2019, down 12% compared to the second quarter of 2018, largely due to lower sales in International in Asia and in GB in Canada, partially offset by favourable volume of Group Benefits in the U.S.

2. Premiums and Deposits

	Quarterly results			Year-to-date
($ millions)	Q2’19	Q1’19	Q2’18	2019	2018

Net premium revenue	4,480	4,370	4,315	8,850	8,960

Segregated fund deposits	2,872	3,064	2,703	5,936	6,098

Mutual fund sales(1)	23,703	23,664	19,265	47,367	43,321

Managed fund sales(1)	10,539	9,976	8,967	20,515	21,312

ASO premium and deposit equivalents(1)	1,681	1,707	1,767	3,388	3,442

Total premiums and deposits(1)	43,275	42,781	37,017	86,056	83,133

Total adjusted premiums and deposits(1)(2)	42,210	41,968	37,170	83,525	83,452

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in Canada’s GB Operations Adjustment as described in section M – Non-IFRS Financial Measures in this document.

Net premium revenue was $4.5 billion, up $0.2 billion from the second quarter of 2018, primarily driven by increased premium revenue in Canada and the U.S., and the currency impact from the change in the Canadian dollar, partially offset by a decrease in Asia. Net premium revenue was $8.9 billion in the first six months of 2019, compared to $9.0 billion in the same period of 2018. The decrease was primarily driven by lower premiums in Asia and Canada, partially offset by higher premium revenue in the U.S. and the impact of foreign exchange translation.

Segregated fund deposits were $2.9 billion in the second quarter of 2019, up $0.2 billion from the second quarter of 2018, largely attributable to increases in Canada partially offset by lower deposits in Hong Kong in Asia. Segregated fund deposits were $5.9 billion in the first six months of 2019, compared to $6.1 billion in the same period last year, due to lower deposits in Canada and Hong Kong in Asia.

Sales of mutual funds were $23.7 billion in the second quarter of 2019, up from $19.3 billion in the second quarter of 2018. Sales of mutual funds were $47.4 billion for the first six months of 2019, compared to $43.3 billion in the same period in 2018. The higher mutual fund sales in both the second quarter and first six months of 2019 were driven by increased sales in MFS and the impact of foreign exchange translation, partially offset by lower sales in Asia.

Managed fund sales of $10.5 billion in the second quarter of 2019 increased by $1.6 billion from the second quarter of 2018, primarily due to higher sales in MFS and SLC Management, and the currency impact from the change in the Canadian dollar. Sales of managed funds were $20.5 billion for the first six months of 2019, down compared to the same period in 2018, reflecting decreased sales in MFS, partially offset the impact of foreign exchange translation.

ASO premium and deposit equivalents in the second quarter of 2019 of $1.7 billion were slightly lower compared to the second quarter of 2018 due to lower ASO premium and deposit equivalents in Hong Kong in Asia. ASO premium and deposit equivalents for the first six months of 2019 of $3.4 billion were slightly lower compared to the first six months of 2018, due to lower ASO premiums and deposit equivalents in Hong Kong in Asia, partially offset by Canada.

The impact of foreign exchange translation increased total premiums and deposits by approximately $1.2 billion and $2.8 billion, respectively, for the second quarter and the first six months of 2019, in comparison to the respective periods in 2018.

10	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

3. Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q2’19	Q1’19	Q4’18	Q3’18	Q2’18

Assets under management(1)

General fund assets	174,325	172,348	168,765	162,439	164,709

Segregated funds	111,684	110,011	103,062	108,298	108,692

Mutual funds, managed funds and other AUM(1)	738,767	729,026	679,316	712,782	712,719

Total AUM(1)	1,024,776	1,011,385	951,143	983,519	986,120

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

AUM were $1,024.8 billion as at June 30, 2019, compared to AUM of $951.1 billion as at December 31, 2018. The increase in AUM of $73.6 billion between December 31, 2018 and June 30, 2019 resulted primarily from:

(i)	an increase of $116.2 billion from favourable market movements; and
(ii)	an increase of $3.2 billion of other business activities; partially offset by
(iii)	an decrease of $31.5 billion from the impact of foreign exchange translation; and
(iv)	net outflows of mutual, managed, and segregated funds of $14.3 billion.

For the second quarter of 2019, net outflows of mutual, managed and segregated funds were $7.2 billion, predominantly driven by net outflows from MFS of $8.1 billion, partially offset by net inflows of $0.5 billion from Canada, $0.4 billion from Asia, and $0.2 billion from SLC Management.

E. Financial Strength

	Quarterly results
	Q2’19	Q1’19	Q4’18	Q3’18	Q2’18
LICAT ratio

Sun Life Financial Inc.	144%	145%	144%	145%	149%

Sun Life Assurance	133%	132%	131%	130%	134%

Financial leverage ratio(1)	20.4%	21.1%	21.2%	21.9%	21.8%
Dividend

Dividend payout ratio(1)	42%	42%	42%	40%	40%

Dividends per common share ($)	0.525	0.500	0.500	0.475	0.475
Capital

Subordinated debt and innovative capital instruments(2)	3,491	3,739	3,738	3,738	3,737

Participating policyholders’ equity and non-controlling interests	974	930	864	802	517

Preferred shareholders’ equity	2,257	2,257	2,257	2,257	2,257

Common shareholders’ equity	21,427	21,525	21,449	20,577	20,959

Total capital	28,149	28,451	28,308	27,374	27,470

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I – Capital and Liquidity Management – 1 – Capital in our 2018 annual MD&A.

The Office of the Superintendent of Financial Institutions (“OSFI”) has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at June 30, 2019, SLF Inc.’s LICAT ratio was 144%, in line with December 31, 2018. The favourable impact of reported net income and market movements were offset by the impact of the payment of dividends, the repurchases of common shares, the redemption of subordinated debentures, the impact from OSFI’s 2019 LICAT guideline revisions and the impact from the de-registration of a U.S. reinsurer.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	11

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary, is also subject to the LICAT guideline. As at June 30, 2019, Sun Life Assurance’s LICAT ratio was 133%, compared to 131% as at December 31, 2018. The increase was primarily due to the favourable contribution of reported net income and market movements, partially offset by dividends to SLF Inc. and the unfavourable impact from OSFI’s 2019 LICAT guideline revisions. The Sun Life Assurance LICAT ratios in both periods are well above OSFI’s supervisory ratio of 100% and regulatory minimum ratio of 90%.

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity, and total shareholders’ equity, which includes common shareholders’ equity and preferred shareholders’ equity. As at June 30, 2019, our total capital was $28.1 billion, compared to $28.3 billion as at December 31, 2018. The decrease in total capital was primarily due to the payment of $611 million of dividends on common shares of SLF Inc. (“common shares”), foreign currency translation loss of $539 million included in other comprehensive income (loss) (“OCI”), $400 million from the repurchase and cancellation of common shares and the redemption of $250 million principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures (“Series 2014-1 Debentures”) detailed below, partially offset by total net income of $1,218 million and unrealized gains on AFS assets of $400 million.

SLF Inc. and its wholly-owned holding companies had $2,214 million in cash and other liquid assets(1) as at June 30, 2019 ($2,523 million as at December 31, 2018). The decrease in cash and other liquid assets in the first six months of 2019 includes the impact of the redemption of $250 million principal amount of Series 2014-1 Debentures.

On May 13, 2019, SLF Inc. redeemed all of the outstanding $250 million principal amount of Series 2014-1 Debentures, in accordance with the redemption terms attached to such debentures. The redemption was funded from existing cash and other liquid assets.

On July 2, 2019, SLF Inc.’s Series D Senior Unsecured 5.70% Debentures (“Series D Debentures”) matured and SLF Inc. repaid all of the outstanding $300 million principal amount of such debentures together with all accrued and unpaid interest. Under LICAT, senior debentures do not qualify as available capital, as a result, the repayment of the Series D Debentures will have no impact on the LICAT ratio of Sun Life Assurance or SLF Inc. In addition, a separate pool of assets had been set aside to support the redemption of these debentures. As such, the redemption did not affect the cash and other liquid assets held by SLF Inc. and its wholly-owned holding companies noted above.

Normal Course Issuer Bids

SLF Inc. launched a normal course issuer bid on August 14, 2018 and amended it effective May 14, 2019 (the “2018 NCIB”). The 2018 NCIB remains in effect until the earlier of August 13, 2019 and the date on which SLF Inc. has purchased an aggregate of 18.0 million common shares under the bid. During the three months and six months ended June 30, 2019, SLF Inc. purchased approximately 3.7 million common shares at a total cost of $200 million, and 7.8 million common shares at a total cost of $400 million, respectively. All of the common shares purchased under the 2018 NCIB were subsequently cancelled. As at June 30, 2019, the total aggregate shares purchased and cancelled and associated cost under the 2018 NCIB are 16.4 million and $825 million, respectively.

On July 31, 2019, SLF Inc. announced that, subject to the approval of OSFI and the Toronto Stock Exchange (“TSX”), it intends to launch a new normal course issuer bid to purchase for cancellation up to 15 million of its common shares (the “2019 NCIB”). The 2019 NCIB is expected to commence on August 14, 2019 and continue until August 13, 2020, or such earlier date as SLF Inc. may determine or as SLF Inc. completes its purchases pursuant to the 2019 NCIB. Purchases under the 2019 NCIB may be made through the facilities of the TSX, other Canadian stock exchanges and/or alternative Canadian trading platforms, at prevailing market rates. Purchases under the 2019 NCIB may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The actual number of common shares purchased under the 2019 NCIB, and the timing of such purchases (if any), will be determined by SLF Inc. Any common shares purchased by SLF Inc. pursuant to the 2019 NCIB will be cancelled. The 2019 NCIB will provide the Company with the flexibility to acquire common shares in order to return capital to shareholders as part of its overall capital management strategy.

(1)	Other liquid assets include cash equivalents, short-term investments, and publicly traded securities.

12	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

F. Performance by Business Group

	Quarterly results			Year-to-date
($ millions)	Q2’19	Q1’19	Q2’18	2019	2018

Reported net income (loss)

Canada	148	237	262	385	511

U.S.	94	124	105	218	201

Asset Management	229	219	214	448	424

Asia	134	80	133	214	266

Corporate	(10)	(37)	(8)	(47)	(27)

Total reported net income (loss)	595	623	706	1,218	1,375

Underlying net income (loss)(1)

Canada	243	237	245	480	540

U.S.	110	150	125	260	254

Asset Management	245	227	216	472	447

Asia	147	122	145	269	273

Corporate	(6)	(19)	(2)	(25)	(15)

Total underlying net income (loss)(1)	739	717	729	1,456	1,499

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2018 annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

1. Canada

	Quarterly results			Year-to-date
($ millions)	Q2’19	Q1’19	Q2’18	2019	2018

Individual Insurance & Wealth	(3)	106	105	103	212

Group Benefits	80	74	103	154	172

Group Retirement Services	71	57	54	128	127

Reported net income (loss)	148	237	262	385	511

Market related impacts(1)	(72)	(1)	15	(73)	(29)

Assumption changes and management actions(1)	(20)	–	5	(20)	(2)

Other adjustments(2)	(3)	1	(3)	(2)	2
Underlying net income (loss)(3)	243	237	245	480	540

Reported ROE (%)(3)	8.5%	13.5%	15.5%	11.0%	15.3%

Underlying ROE (%)(3)	13.8%	13.5%	14.5%	13.7%	16.2%

Insurance sales(3)	194	362	266	556	562

Wealth sales(3)	3,248	2,825	3,039	6,073	6,864

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)

Mainly comprised of certain hedges in Canada that do not qualify for hedge accounting and acquisition, integration and restructuring costs. For further information, see section M – Non-IFRS Financial Measures in this document.

(3)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Quarterly Comparison – Q2 2019 vs. Q2 2018

Canada’s reported net income was $148 million in the second quarter of 2019, compared to $262 million in the second quarter of 2018. Underlying net income was $243 million in the second quarter of 2019, compared to $245 million in the second quarter of 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	13

Reported net income in the second quarter of 2019 compared to the second quarter of 2018 predominantly reflected unfavourable market related impacts, which included the impacts from interest rates and changes in the fair value of investment properties, and unfavourable ACMA. Underlying net income in the second quarter of 2019 was in line with the same period in 2018, reflecting favourable expense experience and continued business growth, offset by unfavourable morbidity and credit experience.

Year-to-Date Comparison – Q2 2019 vs. Q2 2018

Canada’s reported net income was $385 million in the first six months of 2019, compared to $511 million in the same period in 2018. Underlying net income was $480 million in the first six months of 2019, compared to $540 million in the same period in 2018.

Reported net income in the first six months of 2019 compared to the first six months of 2018 reflected unfavourable market related impacts, which included the impacts from interest rates and changes in the fair value of investment properties, partially offset by equity markets, and unfavourable ACMA impact. Underlying net income in the first six months of 2019 compared to the same period in 2018 reflected interest on par seed capital of $75 million in the first quarter of 2018 and unfavourable credit and morbidity experience, partially offset by continued business growth, favourable expense experience and higher investing activity gains.

Growth

Quarterly Comparison – Q2 2019 vs. Q2 2018

Canada individual insurance sales decreased in the second quarter of 2019 to $94 million, compared to $110 million in the same period last year. Sales in GB of $100 million decreased by 36% compared to the second quarter of 2018 due to the timing of large case sales during the first half of the year.

Canada wealth sales of $3.2 billion in the second quarter of 2019 were up compared to $3.0 billion in the second quarter of 2018, driven by increased sales in GRS.

Year-to-Date Comparison – Q2 2019 vs. Q2 2018

Canada individual insurance sales were $187 million in the first six months of 2019, compared to $198 million in the same period last year. Sales in GB of $369 million were consistent with the first six months of 2018.

Canada wealth sales were $6.1 billion in the first six months of 2019, compared to $6.9 billion in the same period last year. Individual wealth sales of $3.1 billion were down 8% in the first six months of 2019 compared to the same period last year, reflecting a weaker RRSP season across the industry. GRS sales of $3.0 billion were down 15% over the first six months in 2018, mainly due to a large case defined benefit sale in the first quarter of 2018.

14	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

2. U.S.

	Quarterly results			Year-to-date
(US$ millions)	Q2’19	Q1’19	Q2’18	2019	2018

Group Benefits	41	86	57	127	90

In-force Management	29	7	24	36	67

Reported net income (loss)	70	93	81	163	157

Market related impacts(1)	(8)	(11)	(1)	(19)	(21)

Assumption changes and management actions(1)	1	(2)	(3)	(1)	(1)

Acquisition, integration and restructuring(1)	(4)	(6)	(12)	(10)	(20)
Underlying net income (loss)(2)	81	112	97	193	199

Reported ROE (%)(2)	9.9%	13.6%	11.7%	11.8%	11.5%

Underlying ROE (%)(2)	11.6%	16.3%	14.0%	13.9%	14.5%

After-tax profit margin for Group Benefits (%)(2)	7.3%	7.9%	6.5%	7.3%	6.5%
Insurance sales(2)	168	120	120	288	228

(C$ millions)

Reported net income (loss)	94	124	105	218	201

Underlying net income (loss)(2)	110	150	125	260	254

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Quarterly Comparison – Q2 2019 vs. Q2 2018

U.S.’s reported net income was US$70 million ($94 million) in the second quarter of 2019, compared to US$81 million ($105 million) in the second quarter of 2018. Underlying net income was US$81 million ($110 million) in the second quarter of 2019, compared to US$97 million ($125 million) in the second quarter of 2018. The impact of foreign exchange translation increased reported net income and underlying net income by $3 million and $4 million, respectively.

Reported net income in the second quarter of 2019 compared to the second quarter of 2018 reflected unfavourable market related impacts, predominantly from changes in the fair value of investment properties, partially offset by lower integration costs, as the integration of the U.S. employee benefits business acquired in 2016 nears completion. Underlying net income in the second quarter of 2019 compared to the second quarter of 2018 reflected less favourable morbidity experience driven by unfavourable experience in medical stop-loss partially offset by favourable experience in employee group benefits, and lower AFS gains, partially offset by improved lapse and other policyholder behaviour experience and benefits from tax related items. The after-tax profit margin for Group Benefits(1) was 7.3% as of the second quarter of 2019, compared to 6.5% as of the second quarter of 2018.

Year-to-Date Comparison – Q2 2019 vs. Q2 2018

U.S.’s reported net income was US$163 million ($218 million) in the first six months of 2019, compared to US$157 million ($201 million) in the same period in 2018. Underlying net income was US$193 million ($260 million) in the first six months of 2019, compared to US$199 million ($254 million) in the same period in 2018. The impact of foreign exchange translation increased reported net income and underlying net income by $9 million and $11 million, respectively.

Reported net income in the first six months of 2019 compared to the first six months of 2018 was driven by lower integration costs, as the integration of the U.S. employee benefits business acquired in 2016 nears completion. Underlying net income in the first six months of 2019 compared to the same period in 2018 was driven by favourable mortality experience, improved lapse and other policyholder behaviour experience, benefits from tax related items, and continued business growth, partially offset by interest on par seed capital of US$28 million ($35 million) in the first quarter of 2018, lower AFS gains, and lower investing activity gains.

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	15

Growth

Quarterly Comparison – Q2 2019 vs. Q2 2018

U.S. Group Benefits sales of US$168 million in the second quarter of 2019 increased 40% compared to US$120 million in the second quarter of 2018, driven by strong momentum and our leadership position in medical stop-loss, where business in-force increased to US$1.8 billion, up 22% from the same period in the prior year.

Year-to-Date Comparison – Q2 2019 vs. Q2 2018 (year-to-date)

U.S. Group Benefits sales of US$288 million in the first six months of 2019 increased 26% compared to US$228  million in the same period of 2018, primarily driven by increased medical stop-loss sales.

3. Asset Management

	Quarterly results			Year-to-date
Asset Management (C$ millions)	Q2’19	Q1’19	Q2’18	2019	2018

Reported net income	229	219	214	448	424

Fair value adjustments on MFS’s share-based payment awards(1)	(11)	(8)	(2)	(19)	(23)

Acquisition, integration and restructuring(1)	(5)	–	–	(5)	–
Underlying net income(2)	245	227	216	472	447

Assets under management (C$ billions)(2)	708.1	698.4	684.0	708.1	684.0

Gross sales (C$ billions)(2)	31.9	31.3	25.3	63.2	57.6

Net sales (C$ billions)(2)	(7.9)	(6.5)	(14.7)	(14.4)	(19.8)

MFS (C$ millions)

Reported net income	225	215	211	440	412
Fair value adjustments on MFS’s share-based payment awards(1)	(11)	(8)	(2)	(19)	(23)
Underlying net income(2)	236	223	213	459	435

Assets under management (C$ billions)(2)	639.9	631.1	622.5	639.9	622.5

Gross sales (C$ billions)(2)	30.3	29.0	24.1	59.3	53.7

Net sales (C$ billions)(2)	(8.1)	(7.8)	(14.9)	(15.9)	(20.3)

MFS (US$ millions)

Reported net income	168	162	163	330	322
Fair value adjustments on MFS’s share-based payment awards(1)	(8)	(6)	(1)	(14)	(18)

Underlying net income(2)	176	168	164	344	340

Pre-tax net operating profit margin ratio for MFS(2)	37%	38%	36%	37%	37%

Average net assets (US$ billions)(2)	480.2	456.7	480.9	468.5	487.9

Assets under management (US$ billions)(2)(3)	488.8	472.9	474.1	488.8	474.1

Gross sales (US$ billions)(2)	22.6	21.8	18.6	44.4	42.0

Net sales (US$ billions)(2)	(6.1)	(5.9)	(11.5)	(12.0)	(15.8)

Asset appreciation (depreciation) (US$ billions)	22.0	50.4	3.4	72.4	(1.7)

S&P 500 Index (daily average)	2,884	2,720	2,704	2,803	2,718

MSCI EAFE Index (daily average)	1,888	1,833	2,018	1,861	2,045

SLC Management (C$ millions)

Reported net income	4	4	3	8	12
Acquisition, integration and restructuring(1)	(5)	–	–	(5)	–
Underlying net income(2)	9	4	3	13	12

Assets under management (C$ billions)(2)	68.2	67.3	61.5	68.2	61.5

Gross sales (C$ billions)(2)	1.6	2.3	1.2	3.9	3.9

Net sales (C$ billions)(2)	0.2	1.3	0.2	1.5	0.5

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(3)

Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS’s U.S. GAAP assets and liabilities as at June 30, 2019.

16	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

Profitability

Quarterly Comparison – Q2 2019 vs. Q2 2018

Asset Management’s reported net income was $229 million in the second quarter of 2019, compared to $214 million in the second quarter of 2018. Underlying net income was $245 million in the second quarter of 2019, compared to $216 million in the second quarter of 2018. The impact of foreign exchange increased reported net income and underlying net income by $8 million.

Asset Management’s reported net income in the second quarter of 2019 compared with the second quarter of 2018 was driven by the change in underlying net income, partially offset by higher fair value adjustments on MFS’s share based payment awards and higher acquisition costs in SLC Management related to the acquisition of BentallGreenOak (“BGO”). Underlying net income compared to the second quarter of 2018 was driven by expense management, investment income including returns on seed capital, and favourable impact of foreign exchange translation.

In U.S. dollars, MFS’s reported net income was US$168 million in the second quarter of 2019 compared to US$163 million in the second quarter of 2018, driven by the change in underlying net income, partially offset by higher fair value adjustments on MFS’s share based payment awards. MFS’s underlying net income was US$176 million in the second quarter of 2019, compared to US$164 million in the same period in 2018. Both quarters had similar average net assets (“ANA”), and improvements were driven by expense management and investment income including returns on seed capital. The pre-tax net operating profit margin ratio for MFS was 37% in the second quarter of 2019, compared to 36% in the same period last year.

Year-to-Date Comparison – Q2 2019 vs. Q2 2018

Asset Management’s reported net income in the first six months of 2019 was $448 million, compared to $424 million in the same period in 2018. Underlying net income was $472 million in the first six months of 2019, compared to $447 million in the same period in 2018. The impact of foreign exchange translation increased reported net income and underlying net income by $19 million and $20 million, respectively.

Asset Management’s reported net income in the first six months of 2019 compared to the first six months of 2018 was driven by lower fair value adjustments on MFS’s share based payment awards offset by acquisition costs related to BGO. Underlying net income compared to the second quarter of 2018 was driven by expense management, favourable results in investment income including returns on seed capital and the favourable impact of foreign exchange translation, partially offset by the impacts from lower ANA.

In U.S. dollars, MFS’s reported net income was US$330 million in the first six months of 2019, compared to US$322 million in the first six months of 2018, reflecting lower fair value adjustments on MFS’s share based payment awards. MFS’s underlying net income was US$344 million in the first six months of 2019, compared to US$340 million for the same period in 2018, driven by expense management and favourable results in investment income including returns on seed capital, partially offset by the impacts from lower ANA.

SLC Management’s reported net income in the first six months of 2019 compared to the first six months of 2018 included acquisition costs related to BGO. Underlying net income in the first six months of 2019 was in line with the same period in 2018.

Growth

Asset Management’s AUM was $708.1 billion as at June 30, 2019, compared to $649.7 billion as at December 31, 2018. The increase in AUM was primarily due to asset appreciation and the impact of foreign exchange translation, partially offset by net outflows. MFS’s AUM was US$488.8 billion ($639.9 billion) as at June 30, 2019, compared to US$428.4 billion ($584.2 billion) as at December 31, 2018. The increase of US$60.4 billion was primarily driven by asset appreciation of US$72.4 billion and gross sales of US$44.4 billion, partially offset by redemptions of US$56.4 billion. MFS continued to report strong retail sales, resulting in positive net retail fund flows of $2.6 billion (US$2.0 billion) for the second quarter of 2019 and $3.6 billion (US$2.7 billion) in the first half of the year.

In the second quarter of 2019, 93%, 92% and 84% of MFS’s U.S. retail fund assets ranked in the top half of their Lipper categories based on ten-, five- and three-year performance, respectively.

SLC Management’s AUM was $68.2 billion as at June 30, 2019, compared to $65.5 billion as at December 31, 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	17

Acquisition of BentallGreenOak

On July 1, 2019, we completed the acquisition of our majority stake in BGO, which was the product of the merger of the Bentall Kennedy group of companies and GreenOak Real Estate, a global real estate investment firm. This acquisition increases our global real estate investment footprint, while adding organizational depth and a full spectrum of solutions including equity and debt real estate strategies. The expected reduction to Total shareholders’ equity as a result of the acquisition is approximately $850 million, primarily driven by the establishment of financial liabilities associated with the anticipated increase of our future ownership in BentallGreenOak. Please refer to the second quarter of 2019 Interim Consolidated Financial Statements for additional details.

4. Asia

	Quarterly results			Year-to-date
($ millions)	Q2’19	Q1’19	Q2’18	2019	2018

Insurance and Wealth	117	101	86	218	191
International	17	(21)	47	(4)	75

Reported net income (loss)	134	80	133	214	266

Market related impacts(1)	(14)	(42)	–	(56)	4

Assumption changes and management actions(1)	1	–	–	1	1
Acquisition, integration and restructuring(1)(2)	–	–	(12)	–	(12)
Underlying net income (loss)(3)	147	122	145	269	273

Reported ROE (%)(3)	9.9%	6.0%	10.9%	7.9%	11.0%
Underlying ROE (%)(3)	10.9%	9.1%	11.8%	10.0%	11.3%

Insurance sales(3)	238	258	212	496	445
Wealth sales(3)	1,799	1,881	2,502	3,680	6,238

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	The amount in the second quarter of 2018 pertains to a distribution arrangement in India for asset management.
(3)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Quarterly Comparison – Q2 2019 vs. Q2 2018

Asia’s reported net income was $134 million in the second quarter of 2019, compared to reported net income of $133 million in the second quarter of 2018. Underlying net income was $147 million in the second quarter of 2019, compared to $145 million in the second quarter of 2018. The impact of foreign exchange translation increased reported net income and underlying net income by $4 million and $5 million, respectively.

Reported net income in the second quarter of 2019 was in line with the second quarter of 2018, as unfavourable market related impacts, predominantly from interest rates partially offset by equity market impacts, were offset by the impact of acquisition, integration and restructuring costs in the second quarter of 2018. Underlying net income in the second quarter of 2019 was in line with the same period in 2018, reflecting favourable expense experience, favourable credit experience and continued business growth, largely offset by lower new business gains in International.

Year-to-Date Comparison – Q2 2019 vs. Q2 2018

Asia’s reported net income was $214 million in the first six months of 2019, compared to $266 million in the same period in 2018. Underlying net income was $269 million in the first six months of 2019, compared to $273 million in the same period in 2018. The impact of foreign exchange translation increased reported net income and underlying net income by $6 million and $8 million, respectively.

Reported net income in the first six months of 2019 compared to the first six months of 2018 reflected unfavourable market related impacts, predominantly from interest rates, partially offset by the impacts of acquisition, integration and restructuring costs in the second quarter of 2018. Underlying net income in the first six months of 2019 compared to the same period in 2018 reflected lower new business gains in International, and less favourable credit experience, partially offset by higher investing activity gains, continued business growth and improved expense experience.

18	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

Growth

Quarterly Comparison – Q2 2019 vs. Q2 2018

Asia insurance sales were $238 million in the second quarter of 2019, compared to $212 million in the second quarter of 2018. Total individual insurance sales increased by 12%, driven by double-digit growth in most markets. International experienced lower sales but saw improvements from the prior quarter as a result of a new product launch.

Asia wealth sales were $1.8 billion in the second quarter of 2019, compared to $2.5 billion in the second quarter of 2018. The decrease mainly reflected lower mutual fund sales in India due to weak market sentiments.

Year-to-Date Comparison – Q2 2019 vs. Q2 2018

Asia insurance sales were $496 million in the first six months of 2019, compared to $445 million in the first six months of 2018. Total individual insurance sales in the first six months of 2019 increased 12% from the first six months of 2018. On a constant currency basis, individual insurance sales increased 11%, with most markets achieving double-digit growth. International experienced lower sales but saw improvements from the prior quarter as a result of a new product launch.

Asia wealth sales were $3.7 billion in the first six months of 2019, compared to $6.2 billion in the first six months of 2018. This decrease mainly reflected lower mutual fund sales in India due to weak market sentiments and in the Philippines due to elevated money market sales in the first six months of 2018.

5. Corporate

	Quarterly results			Year-to-date
($ millions)	Q2’19	Q1’19	Q2’18	2019	2018

UK	39	29	37	68	85

Corporate Support	(49)	(66)	(45)	(115)	(112)

Reported net income (loss)	(10)	(37)	(8)	(47)	(27)

Market related impacts(1)	–	(9)	(6)	(9)	(9)

Assumption changes and management actions(1)	(2)	(9)	–	(11)	–

Acquisition, integration and restructuring(1)	(2)	–	–	(2)	(3)
Underlying net income (loss)(2)	(6)	(19)	(2)	(25)	(15)

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Quarterly Comparison – Q2 2019 vs. Q2 2018

Corporate’s reported net loss was $10 million in the second quarter of 2019, compared to reported net loss of $8 million in the second quarter of 2018. Underlying net loss was $6 million in the second quarter of 2019, compared to underlying net loss of $2 million in the second quarter of 2018.

Reported net loss in the second quarter of 2019 compared to the second quarter of 2018 reflected improved market related impacts, more than offset by the change in underlying net loss. Underlying net loss in the second quarter of 2019 compared to the same period in 2018 reflected lower earnings from the run-off businesses, partially offset by favourable expense experience.

Year-to-Date Comparison – Q2 2019 vs. Q2 2018

Corporate’s reported net loss was $47 million in the first six months of 2019, compared to $27 million in the same period in 2018. Underlying net loss was $25 million in the first six months of 2019, compared to $15 million in the same period in 2018.

Reported net loss in the first six months of 2019 compared to the first six months of 2018 reflected unfavourable ACMA. Underlying net loss in the first six months of 2019 compared to the same period in 2018 reflected lower earnings from the run-off businesses, and higher regulatory expenses including the adoption of IFRS 17 Insurance Contracts (“IFRS 17”), partially offset by favourable expense experience.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	19

G. Investments

We had total general fund invested assets of $156.6 billion as at June 30, 2019, compared to $151.7 billion as at December 31, 2018. The increase in general fund invested assets was primarily due to the impacts of declining interest rates and operational activity, partially offset by the unfavourable impact from foreign exchange translation. Our general fund invested assets are well diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high-quality assets.

The following table sets out the composition of our general fund invested assets.(1)

	June 30, 2019		December 31, 2018
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value

Cash, cash equivalents and short-term securities	8,188	5%	9,506	6%

Debt securities	78,677	51%	74,443	49%

Equity securities	4,850	3%	4,634	3%

Mortgages and loans	47,485	30%	46,822	31%

Derivative assets	1,914	1%	1,112	1%

Other invested assets	5,095	3%	4,830	3%

Policy loans	3,196	2%	3,222	2%

Investment properties	7,229	5%	7,157	5%
Total invested assets	156,634	100%	151,726	100%

(1)

The values and ratios presented are based on the carrying value of the respective asset categories. Generally, the carrying values for fair value through profit or loss (“FVTPL”) and AFS invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

1. Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Interim Consolidated Financial Statements as at June 30, 2019.

The carrying value of FVTPL and AFS debt securities by geographic location is presented in the following table.

	June 30, 2019				December 31, 2018
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total

Debt securities

Canada	27,513	4,330	31,843	40%	25,091	4,217	29,308	38%

United States	22,578	6,033	28,611	36%	21,329	5,917	27,246	37%

Europe	8,720	1,399	10,119	13%	8,840	1,278	10,118	14%

Asia	3,907	555	4,462	6%	3,673	445	4,118	6%

Other	2,392	1,250	3,642	5%	2,469	1,184	3,653	5%
Total debt securities	65,110	13,567	78,677	100%	61,402	13,041	74,443	100%

Our debt securities with a credit rating of “A” or higher represented 73% of the total debt securities as at June 30, 2019, compared to 72% as at December 31, 2018. Debt securities with a credit rating of “BBB” or higher represented 99% of total debt securities as at June 30, 2019, consistent with December 31, 2018.

Our gross unrealized losses as at June 30, 2019 for FVTPL and AFS debt securities were $0.1 billion and $0.03 billion, respectively, compared with $1.4 billion and $0.2 billion, respectively, as at December 31, 2018. The decrease in gross unrealized losses was largely due to the impact from declining interest rates and the narrowing of credit spreads.

20	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

2. Mortgages and Loans

Mortgages and loans in this section are presented at their carrying value on our Interim Consolidated Financial Statements. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

Mortgages and Loans by Geography

	June 30, 2019			December 31, 2018
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total

Canada	8,955	13,216	22,171	8,557	13,238	21,795

United States	7,344	11,691	19,035	7,876	11,458	19,334

Europe	–	4,186	4,186	–	3,628	3,628

Asia	–	314	314	–	332	332

Other	–	1,779	1,779	–	1,733	1,733
Total	16,299	31,186	47,485	16,433	30,389	46,822
% of Total Invested Assets	10%	20%	30%	11%	20%	31%

(1) The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at June 30, 2019, we held $16.3 billion of mortgages, compared to $16.4 billion as at December 31, 2018. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at June 30, 2019, 34% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at June 30, 2019, consistent with December 31, 2018. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation (“CMHC”). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.76 times. Of the $3.6 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 93% were insured by the CMHC.

As at June 30, 2019, we held $31.2 billion of loans, compared to $30.4 billion as at December 31, 2018. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

Mortgages and Loans Past Due or Impaired

The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	June 30, 2019
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	16,248	31,140	47,388	–		–	–

Past due:

Past due less than 90 days	–	12	12	–		–	–

Past due 90 days or more	–	–	–	–		–	–

Impaired	106	88	194	55	(1)	54	109
Total	16,354	31,240	47,594	55		54	109

	December 31, 2018
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	16,427	30,332	46,759	–		–	–

Past due:

Past due less than 90 days	–	14	14	–		–	–

Past due 90 days or more	–	–	–	–		–	–

Impaired	31	93	124	25	(1)	50	75
Total	16,458	30,439	46,897	25		50	75

(1)	Includes $20 million of sectoral provisions as at June 30, 2019, and $21 million of sectoral provisions as at December 31, 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	21

Our impaired mortgages and loans net of allowances for losses, were $85 million as at June 30, 2019, compared to $49 million as at December 31, 2018.

3. Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	June 30, 2019	December 31, 2018

Net fair value asset (liability)	110	(1,183)

Total notional amount	62,359	59,198

Credit equivalent amount(1)	794	542

Risk-weighted credit equivalent amount(1)	18	15

(1)	Amounts presented are net of collateral received.

The net fair value of derivatives was an asset of $110 million as at June 30, 2019, compared to a liability of $1,183 million as at December 31, 2018. The increase in net fair value was primarily due to the impact of the strengthening of the Canadian dollar against the U.S. dollar on foreign exchange contracts, as well as the impact of downward shifts in yield curves.

The total notional amount of our derivatives increased to $62.4 billion as at June 30, 2019 from $59.2 billion as at December 31, 2018. The change in notional is mainly attributable to an increase of $5.0 billion in foreign exchange contracts used for hedging foreign currency assets, partially offset by a $1.7 billion decrease in interest rate contracts primarily due to a reduction in interest rate exposure assets.

4. Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at June 30, 2019 was $2,643 million compared to $2,389 million as at December 31, 2018. The increase of $254 million was primarily due to yield curve movement, changes in credit ratings, increases in the provision for assets purchased, net of dispositions, offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

H. Risk Management

The shaded text and tables in this section H represent our disclosure on market risks in accordance with IFRS 7 Financial Instruments – Disclosures and is an integral part of our unaudited Interim Consolidated Financial Statements for the quarter ended June 30, 2019. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

The Company has established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in Corporate.

22	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

1. Market Risk Sensitivities

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through other comprehensive income and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $33 million (pre-tax) in net gains on the sale of AFS assets during the second quarter of 2019 ($41 million pre-tax in the second quarter of 2018). The net unrealized gains (losses) or OCI position on AFS fixed income and equity assets were $267 million and $77 million, respectively, after-tax as at June 30, 2019 ($(98) million and $43 million, respectively, after-tax as at December 31, 2018).

Equity Market Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI, and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in equity market prices as at June 30, 2019 and December 31, 2018.

As at June 30, 2019 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase

Potential impact on net income(2)(3)	$ (350)	$ (150)	$ 100	$ 250

Potential impact on OCI(3)	$ (100)	$ (50)	$ 50	$ 100

Potential impact on LICAT(2)(4)	2.0 point decrease	0.5 point decrease	0.5 point increase	1.0 point increase

As at December 31, 2018 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase

Potential impact on net income(2)(3)	$ (300)	$ (100)	$ 100	$ 250

Potential impact on OCI(3)	$ (100)	$ (50)	$ 50	$ 100

Potential impact on LICAT(2)(4)	2.0 point decrease	1.0 point decrease	0.5 point increase	1.0 point increase

(1)

Represents the respective change across all equity markets as at June 30, 2019 and December 31, 2018. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at June 30, 2019 and December 31, 2018, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at June 30, 2019 and December 31, 2018. LICAT ratios are rounded to the nearest 0.5%.

(1)	Net income refers to common shareholders’ net income in section H – Risk Management in this document.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	23

Interest Rate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI, and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in interest rates as at June 30, 2019 and December 31, 2018.

Sun Life Assurance’s LICAT ratio generally decreases with rising interest rates and increases with declining interest rates, which is opposite to our net income sensitivity. Increases to interest rates will reduce the value of our assets and margins in our actuarial liabilities, resulting in a lower LICAT ratio. The sensitivity of Sun Life Assurance’s LICAT ratio to changes in interest rates fluctuates with changes in lapse behaviour for certain products as assumed in our insurance contract liabilities, which vary with the level of short- and long-term interest rates. Sun Life Assurance’s LICAT ratio sensitivity to changes in interest rates may be non-linear due to the inter-relationships between market rates, actuarial assumptions and LICAT calculations.

($ millions, unless otherwise noted)	As at June 30, 2019		As at December 31, 2018
Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase

Potential impact on net income(2)(3)(4)	$ (150)	$ 100	$ (100)	$ 50

Potential impact on OCI(3)	$ 250	$ (250)	$ 250	$ (250)
Potential impact on LICAT(2)(5)	3.5 point increase	3.5 point decrease	2.5 point increase	1.5 point decrease

(1)

Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2019 and December 31, 2018 with no change to the Actuarial Standards Board (“ASB”) promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at June 30, 2019 and December 31, 2018, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

(5)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at June 30, 2019 and December 31, 2018. LICAT ratios are rounded to the nearest 0.5%.

On July 3, 2019, the ASB announced a decrease of 15 basis points to the promulgated URR with an effective date of October 15, 2019 with early implementation allowed. As at June 30, 2019, our estimated sensitivity to a 15 basis point decrease in the URR is a decrease in reported net income of approximately $100 million. The actual impact of this change, when implemented in the third quarter of 2019, could differ from the Company’s estimate.

2. Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

($ millions, unless otherwise noted)	Credit Spread Sensitivities(1)		Swap Spread Sensitivities
Net income sensitivity(2)	50 basis point decrease	50 basis point increase	20 basis point decrease	20 basis point increase
June 30, 2019	$(100)	$75	$50	$(50)
December 31, 2018	$(75)	$75	$25	$(25)

(1)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

24	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

3. General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

4. Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at June 30, 2019 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	25

The following table provides information with respect to the guarantees provided for our segregated fund products by business group.

As at June 30, 2019
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)

Canada	11,889	393	10,647	639

Asia	2,613	253	2,709	105

Corporate(4)	2,276	226	1,124	246

Total	16,778	872	14,480	990

As at December 31, 2018
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)

Canada	11,202	792	10,742	552

Asia	2,798	444	3,165	147

Corporate(4)	2,215	277	1,219	255

Total	16,215	1,513	15,126	954

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

Corporate includes Run-off reinsurance, a closed block of reinsurance. The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001.

The movement of the items in the table above from December 31, 2018 to June 30, 2019 primarily resulted from the following factors:

(i)	the total fund values increased due to an increase in equity markets, which was partially offset by net redemptions from products closed to new business;
(ii)	the Amount at Risk decreased due to an increase in equity markets and net redemptions from products closed to new business;
(iii)	the total value of guarantees decreased due to net redemptions from products closed to new business, and the weakening of the U.S. dollar against the Canadian dollar; and
(iv)	the total insurance contract liabilities increased due to a decrease in interest rates, which was partially offset by an increase in equity markets and net redemptions from products closed to new business.

5. Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at June 30, 2019, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at June 30, 2019 and December 31, 2018.

26	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact of Segregated Fund Hedging

June 30, 2019
($ millions)	Changes in interest rates(1)	Changes in equity markets(2)

Net income sensitivity(3)(4)	50 basis point decrease	10% decrease	25% decrease

Before hedging	(200)	(150)	(450)

Hedging impact	200	100	350

Net of hedging	–	(50)	(100)

December 31, 2018
($ millions)	Changes in interest rates(1)	Changes in equity markets(2)

Net income sensitivity(3)(4)	50 basis point decrease	10% decrease	25% decrease

Before hedging	(150)	(150)	(450)

Hedging impact	150	100	350

Net of hedging	–	(50)	(100)

(1)

Represents a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2019 and December 31, 2018, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)

Represents the change across all equity markets as at June 30, 2019 and December 31, 2018. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(3)	Net income sensitivities have been rounded to the nearest $50 million.
(4)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

6. Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at June 30, 2019 would decrease net income(1) by approximately $275 million ($275 million decrease as at December 31, 2018). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at June 30, 2019 would increase net income by approximately $275 million ($275 million increase as at December 31, 2018).

7. Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2018 have been included for comparative purposes only.

(1)	Net income sensitivities have been rounded to the nearest $25 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	27

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section M – Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income and OCI, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at June 30, 2019 and December 31, 2018, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the June 30 and December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at June 30, 2019 and December 31, 2018, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through over-the-counter contracts, cleared through central clearing houses, exchange-traded contracts or bilateral over-the-counter contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in section M – Accounting and Control Matters – 1 – Critical Accounting Policies and Estimates in our 2018 annual MD&A. Additional information on market risk can be found in Note 6 of our 2018 Annual Consolidated Financial Statements and the Risk Factors section in the AIF.

28	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

I. Additional Financial Disclosure

1. Revenue

	Quarterly results			Year-to-date
($ millions)	Q2’19	Q1’19	Q2’18	2019	2018

Premiums

Gross	5,088	4,942	4,901	10,030	10,118
Ceded	(608)	(572)	(586)	(1,180)	(1,158)

Net premiums	4,480	4,370	4,315	8,850	8,960

Net investment income

Interest and other investment income	1,465	1,398	1,398	2,863	2,752

Fair value(1) and foreign currency changes on assets and liabilities	2,626	4,154	(405)	6,780	(1,953)

Net gains (losses) on available-for-sale assets	33	23	41	56	77
Fee income	1,542	1,447	1,477	2,989	2,983
Total revenue	10,146	11,392	6,826	21,538	12,819
Adjusted revenue(2)	7,546	7,288	7,384	14,769	15,091

(1)	Represents the change in FVTPL assets and liabilities.
(2)

Adjusted revenue is a non-IFRS financial measure that excludes from revenue the impact of Constant Currency Adjustment, FV Adjustment and Reinsurance in Canada’s GB Operations Adjustment as described in section M – Non-IFRS Financial Measures in this document.

Revenue in the second quarter of 2019 was $10.1 billion, up $3.3 billion compared to the second quarter of 2018. Revenue was $21.5 billion for the six months ended June 30, 2019, up $8.7 billion from the comparable period last year. In both cases, the increase was mainly driven by increases in the fair value of FVTPL assets, largely due to lower interest rate yields in 2019. The currency impact from the change in the Canadian dollar relative to average exchange rates in the second quarter of 2019 and the first six months of 2019 increased revenue by $164 million and $377 million, respectively.

Adjusted revenue was $7.5 billion in the second quarter of 2019, slightly higher than the second quarter of 2018, primarily driven by increased net premium revenue. Adjusted revenue of $14.8 billion for the six months ended June 30, 2019 was $0.3 billion lower compared to the same period last year. The decrease was primarily driven by lower net premium revenue in Asia and Canada, partially offset by higher net premium revenue in the U.S.

2. Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $174.3 billion as at June 30, 2019, compared to $168.8 billion as at December 31, 2018, primarily driven by an increase of $6.8 billion from the change in value of FVTPL assets and an increase of $1.9 billion from business activities, partially offset by of a decrease of $3.1 billion from the impact of foreign exchange translation.

Insurance contract liabilities (excluding other policy liabilities and assets) of $120.7 billion as at June 30, 2019 increased by $5.8 billion compared to December 31, 2018, mainly due to changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities) and balances arising from new policies, partially offset by the impact of foreign exchange translation.

Shareholders’ equity, including preferred share capital, was $23.7 billion as at June 30, 2019, compared to $23.7 billion as at December 31, 2018. The slight change in shareholders’ equity included:

(i)	common share dividend payments of $611 million;
(ii)	a decrease of $539 million from the impacts of foreign exchange translation;
(iii)	a decrease of $400 million from the repurchase and cancellation of common shares;
(iv)	changes in the remeasurement of defined benefit plans of $100 million; and
(v)	$22 million as a result of the adoption of IFRS 16 Leases; offset by
(vi)	shareholders’ net income of $1,266 million in 2019, before preferred share dividends of $48 million;
(vii)	net unrealized gains on AFS assets in OCI of $400 million; and
(viii)	$13 million from stock options exercised and $4 million from stock-based compensation.

As at July 24, 2019, SLF Inc. had 591,039,889 common shares, 3,399,484 options to acquire SLF Inc. common shares, and 92,200,000 Class A Shares outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	29

3. Cash Flows

	Quarterly results		Year-to-date
($ millions)	Q2’19	Q2’18	2019	2018

Net cash and cash equivalents, beginning of period	5,252	5,484	7,194	5,956

Cash flows provided by (used in):

Operating activities	1,901	403	674	833

Investing activities	(55)	(68)	(92)	(90)

Financing activities	(696)	(398)	(1,297)	(1,354)
Changes due to fluctuations in exchange rates	(81)	38	(158)	114
Increase (decrease) in cash and cash equivalents	1,069	(25)	(873)	(497)

Net cash and cash equivalents, end of period	6,321	5,459	6,321	5,459
Short-term securities, end of period	1,859	2,502	1,859	2,502
Net cash, cash equivalents and short-term securities, end of period	8,180	7,961	8,180	7,961

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The cash flows used in financing activities in the second quarter of 2019 compared to the same period last year increased due to the repurchase of debt and repurchase of common shares for cancellation and in the second quarter of 2019.

4. Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&A for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q2’19	Q1’19	Q4’18	Q3’18	Q2’18	Q1’18	Q4’17	Q3’17

Total revenue	10,146	11,392	8,180	5,998	6,826	5,993	8,648	5,555

Common shareholders’ net income (loss)

Reported	595	623	580	567	706	669	207	817

Underlying(1)	739	717	718	730	729	770	641	643

Diluted EPS ($)

Reported	1.00	1.04	0.96	0.93	1.16	1.09	0.34	1.32

Underlying(1)	1.24	1.20	1.19	1.20	1.20	1.26	1.05	1.05

Basic reported EPS ($)

Reported	1.00	1.04	0.96	0.94	1.16	1.10	0.34	1.33

Reported net income (loss) by segment

Canada	148	237	96	335	262	249	172	340

U.S.(2)	94	124	118	(267)	105	96	(63)	72

Asset Management	229	219	244	241	214	210	114	185

Asia(2)	134	80	125	164	133	133	121	216
Corporate	(10)	(37)	(3)	94	(8)	(19)	(137)	4
Total reported net income (loss)	595	623	580	567	706	669	207	817

Underlying net income (loss) by segment(1)

Canada	243	237	245	251	245	295	232	222

U.S.(2)	110	150	121	139	125	129	95	121

Asset Management	245	227	227	251	216	231	226	204

Asia(2)	147	122	140	110	145	128	111	130
Corporate	(6)	(19)	(15)	(21)	(2)	(13)	(23)	(34)
Total underlying net income (loss)(1)	739	717	718	730	729	770	641	643

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Effective January 1, 2018, we transferred our International business unit from the U.S. to Asia, and comparative figures in 2017 have been changed to conform with the current year presentation.

30	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

First Quarter 2019

Reported net income of $623 million in the first quarter of 2019 decreased $46 million from the first quarter of 2018, while underlying net income decreased $53 million to $717 million. This variance was primarily due to interest on par seed capital of $110 million in the first quarter of 2018 and unfavourable credit experience, partially offset by favourable mortality, lapse and other policyholder behaviour, investing activity gains, morbidity experience, and other experience.

Fourth Quarter 2018

Reported net income was $580 million in the fourth quarter of 2018, an increase compared to the same quarter in 2017, reflecting the $251 million charge in 2017 related to the enactment of the U.S. Tax Cuts and Jobs Act, positive impacts from other adjustments and ACMA, partially offset by market related impacts. Underlying net income in the fourth quarter of 2018 increased to $718 million compared to 2017, driven by the effect of the lower income tax rate in the U.S., favourable expense experience that resulted from ongoing expense management and lower incentive compensation costs, and other experience, partially offset by mortality and morbidity experience.

Third Quarter 2018

Reported net income was $567 million in the third quarter of 2018, reflecting a $269 million unfavourable change in ACMA compared to the same quarter in 2017. Underlying net income was $730 million, primarily driven by strong business growth, the lower income tax rate in the U.S. and higher investment income on surplus assets, partially offset by new business strain.

Second Quarter 2018

Reported net income was $706 million in the second quarter of 2018, reflecting an $82 million favourable change in market related impacts compared to the same quarter in 2017. Underlying net income was $729 million, primarily driven by strong business growth and favourable morbidity experience, partially offset by expenses, credit experience, and the impact of investment activity on insurance contract liabilities.

First Quarter 2018

Reported net income was $669 million in the first quarter of 2018, reflecting a $79 million unfavourable change in market related impacts compared to the same quarter in 2017. Underlying net income was $770 million, primarily driven by interest on par seed capital of $110 million, strong business growth, the lower income tax rate in the U.S., as well as the impact of investment activity on insurance contract liabilities, partially offset by weaker mortality and lapse experience.

Fourth Quarter 2017

Reported net income was $207 million in the fourth quarter of 2017, reflecting unfavourable impact of the U.S. tax reform, a restructuring charge, and the impact from interest rates compared to the fourth quarter of 2016. Underlying net income was $641 million, reflecting the growth in our wealth businesses and favourable morbidity and mortality experience.

Third Quarter 2017

Reported net income was $817 million in the third quarter of 2017, reflecting favourable market related activity primarily driven by interest rates and changes in the fair values of real estate, and favourable impact of ACMA, partially offset by the unfavourable impact of the movement of the Canadian dollar and other adjustments compared to the third quarter of 2016. Underlying net income was $643 million, reflecting favourable mortality experience, growth in fee income on our wealth businesses and new business gains, partially offset by a lower level of gains from investing activity.

J. Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, our annual MD&A, and the AIF, in each case for the year ended December 31, 2018, and in our Interim Consolidated Financial Statements for the period ended June 30, 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	31

K. Changes in Accounting Policies

We have adopted several amended IFRS standards in the current year. In addition, new IFRS standards were issued in the current year. We adopted IFRS 16 Leases, which replaces IAS 17 Leases and related interpretations, on a modified retrospective basis as at January 1, 2019. The adoption of IFRS 16 reduced opening retained earnings by $22 million on an after-tax basis as at January 1, 2019. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements for the period ended June 30, 2019.

In 2017, a new accounting standard on insurance contacts, IFRS 17, was issued, replacing the current accounting standard on insurance contracts (IFRS 4 Insurance Contracts). The original effective date was January 1, 2021. In June 2019, the IASB issued an exposure draft (“ED”) that proposes targeted amendments to IFRS 17 for public consultation. As part of the ED, the IASB has proposed to defer the effective date by one year to January 1, 2022 as well as extend the deferral option of IFRS 9 Financial Instruments for insurers to that same date. Comments on the proposed amendments are due by September 25, 2019, which will be followed by a discussion period before the IASB finalizes the amendments in 2020. We will consider the implications of these amendments as we assess the financial statement and business implications of the standard as a whole.

L. Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period, which began on April 1, 2019 and ended on June 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

M. Non-IFRS Financial Measures

1. Underlying Net Income and Underlying EPS

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)	market related impacts that differ from our best estimate assumptions, which include: (i) impact of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impact of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impact of changes in the fair value of investment properties in the reporting period;
(b)	assumption changes and management actions, which include: (i) the impact of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impact on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)	Other adjustments:

(i)	certain hedges in Canada that do not qualify for hedge accounting – this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii)	fair value adjustments on MFS’s share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased – this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
(iii)	acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and
(iv)	other items that are unusual or exceptional in nature.

32	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impact of convertible instruments.

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q2’19	Q1’19	Q2’18	2019	2018

Reported net income	595	623	706	1,218	1,375

Equity market impact

Impact from equity market changes	14	68	15	82	(20)

Basis risk impact	6	(10)	(6)	(4)	(16)

Equity market impact	20	58	9	78	(36)

Interest rate impact(1)

Impact of interest rate changes	(99)	(122)	(38)	(221)	(65)

Impact of credit spread movements	(22)	(27)	6	(49)	23

Impact of swap spread movements	7	16	(5)	23	(22)

Interest rate impact	(114)	(133)	(37)	(247)	(64)

Impact of changes in the fair value of investment properties	(3)	6	36	3	40

Market related impacts	(97)	(69)	8	(166)	(60)

Assumption changes and management actions	(20)	(11)	1	(31)	(2)

Other adjustments:

Certain hedges in Canada that do not qualify for hedge accounting	(5)	1	1	(4)	7

Fair value adjustments on MFS’s share-based payment awards	(11)	(8)	(2)	(19)	(23)

Acquisition, integration and restructuring	(11)	(7)	(31)	(18)	(46)

Total of other adjustments	(27)	(14)	(32)	(41)	(62)

Underlying net income (loss)	739	717	729	1,456	1,499

Reported EPS (diluted) ($)	1.00	1.04	1.16	2.04	2.25

Market related impacts ($)	(0.16)	(0.12)	0.01	(0.27)	(0.10)

Assumption changes and management actions ($)	(0.03)	(0.02)	–	(0.05)	–

Certain hedges in Canada that do not qualify for hedge accounting ($)	(0.01)	–	–	(0.01)	0.01

Fair value adjustments on MFS’s share-based payment awards ($)	(0.02)	(0.01)	–	(0.03)	(0.03)

Acquisition, integration and restructuring ($)	(0.02)	(0.01)	(0.05)	(0.03)	(0.08)

Impact of convertible securities on diluted EPS ($)	–	–	–	(0.01)	(0.01)

Underlying EPS (diluted) ($)	1.24	1.20	1.20	2.44	2.46

(1)

Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

2. Additional Non-IFRS Measures

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	33

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, Vietnam and sales from our International business unit; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited’s equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales. Sales are also expressed on a constant currency basis, which is a measure of sales that provides greater comparability across reporting periods by excluding the impact of exchange rate fluctuations from the translation of functional currencies to the Canadian dollar.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance’s LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in Canada’s GB operations (“Reinsurance in Canada’s GB Operations Adjustment”).

	Quarterly results			Year-to-date
($ millions)	Q2’19	Q1’19	Q2’18	2019	2018

Revenue	10,146	11,392	6,826	21,538	12,819

Constant Currency Adjustment	122	93	–	280	–

FV Adjustment	2,626	4,154	(405)	6,780	(1,953)

Reinsurance in Canada’s GB Operations Adjustment	(148)	(143)	(153)	(291)	(319)

Adjusted revenue	7,546	7,288	7,384	14,769	15,091

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impact of: (i) the Constant Currency Adjustment; and (ii) the Reinsurance in Canada’s GB Operations Adjustment.

	Quarterly results			Year-to-date
($ millions)	Q2’19	Q1’19	Q2’18	2019	2018

Premiums and deposits	43,275	42,781	37,017	86,056	83,133

Constant Currency Adjustment	1,213	956	–	2,822	–

Reinsurance in Canada’s GB Operations Adjustment	(148)	(143)	(153)	(291)	(319)

Adjusted premiums and deposits	42,210	41,968	37,170	83,525	83,452

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. Employee Benefits and Medical Stop-Loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impact of foreign exchange translation. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

34	Sun Life Financial Inc.	Second Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

Assumption changes and management actions. In this document the impact of ACMA on shareholders’ net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C – Profitability in this document.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

N. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to our potential new normal course issuer bid, (iv) relating to the expected impact of the acquisition of BGO on Total shareholders’ equity, (v) relating to our annual review of actuarial methods and assumptions, (vi) relating to our expected tax range for future years, (vii) set out in this document under the heading H – Risk Management – 1 – Market Risk Sensitivities – Interest Rate Sensitivities, (viii) that are predictive in nature or that depend upon or refer to future events or conditions, and (ix) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings, C – Profitability – 5 – Income taxes, E – Financial Strength and H – Risk Management and in SLF Inc.’s 2018 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks – related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks – related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks – related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks – related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks – related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; and liquidity risks – the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2019	35

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Revenue

Premiums

Gross		$5,088	$4,901	$10,030	$10,118

Less: Ceded		608	586	1,180	1,158
Net premiums		4,480	4,315	8,850	8,960

Net investment income (loss):

Interest and other investment income		1,465	1,398	2,863	2,752

Fair value and foreign currency changes on assets and liabilities (Note 4)		2,626	(405)	6,780	(1,953)

Net gains (losses) on available-for-sale assets		33	41	56	77

Net investment income (loss)		4,124	1,034	9,699	876

Fee income (Note 8)		1,542	1,477	2,989	2,983
Total revenue		10,146	6,826	21,538	12,819

Benefits and expenses

Gross claims and benefits paid (Note 6)		4,353	3,974	8,473	7,976

Increase (decrease) in insurance contract liabilities (Note 6)		3,268	167	7,908	(387)

Decrease (increase) in reinsurance assets (Note 6)		(119)	(60)	(140)	(45)

Increase (decrease) in investment contract liabilities (Note 6)		18	(2)	42	(9)

Reinsurance expenses (recoveries) (Note 7)		(503)	(519)	(1,011)	(1,047)

Commissions		586	589	1,150	1,162

Net transfer to (from) segregated funds (Note 11)		(96)	(74)	(181)	(91)

Operating expenses		1,697	1,626	3,365	3,244

Premium taxes		104	95	204	187

Interest expense		84	78	172	153
Total benefits and expenses		9,392	5,874	19,982	11,143

Income (loss) before income taxes		754	952	1,556	1,676

Less: Income tax expense (benefit) (Note 9)		90	182	178	301

Total net income (loss)		664	770	1,378	1,375

Less: Net income (loss) attributable to participating policyholders (Note 10)		45	41	112	(47)

Shareholders’ net income (loss)		619	729	1,266	1,422

Less: Preferred shareholders’ dividends		24	23	48	47
Common shareholders’ net income (loss)		$595	$706	$1,218	$1,375

Average exchange rates during the reporting periods:	U.S. dollars	1.34	1.29	1.33	1.28

Earnings (loss) per share (Note 13)

Basic		$1.00	$1.16	$2.05	$2.26

Diluted		$1.00	$1.16	$2.04	$2.25

Dividends per common share		$0.525	$0.475	$1.025	$0.930

The attached notes form part of these Interim Consolidated Financial Statements.

36	Sun Life Financial Inc.	Second Quarter 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Total net income (loss)	$664	$770	$1,378	$1,375
Other comprehensive income (loss), net of taxes:

Items that may be reclassified subsequently to income:

Change in unrealized foreign currency translation gains (losses):

Unrealized gains (losses)	(259)	138	(539)	453

Change in unrealized gains (losses) on available-for-sale assets:

Unrealized gains (losses)	166	(64)	435	(226)

Reclassifications to net income (loss)	(17)	(29)	(35)	(57)

Change in unrealized gains (losses) on cash flow hedges:

Unrealized gains (losses)	7	1	21	4

Reclassifications to net income (loss)	(4)	(2)	(12)	(6)

Share of other comprehensive income (loss) in joint ventures and associates:

Unrealized gains (losses)	(24)	(41)	4	(24)
Total items that may be reclassified subsequently to income	(131)	3	(126)	144
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(57)	27	(100)	89
Total items that will not be reclassified subsequently to income	(57)	27	(100)	89
Total other comprehensive income (loss)	(188)	30	(226)	233
Total comprehensive income (loss)	476	800	1,152	1,608
Less: Participating policyholders’ comprehensive income (loss) (Note 10)	44	42	110	(44)
Shareholders’ comprehensive income (loss)	$432	$758	$1,042	$1,652

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Income tax benefit (expense):

Items that may be reclassified subsequently to income:

Unrealized gains / losses on available-for-sale assets	$(40)	$12	$(102)	$38

Reclassifications to net income for available-for-sale assets	12	12	16	20

Unrealized gains / losses on cash flow hedges	(3)	–	(8)	(1)

Reclassifications to net income for cash flow hedges	1	–	4	2
Total items that may be reclassified subsequently to income	(30)	24	(90)	59
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	17	(8)	37	(24)
Total items that will not be reclassified subsequently to income	17	(8)	37	(24)
Total income tax benefit (expense) included in other comprehensive income (loss)	$(13)	$16	$(53)	$35

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	37

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		June 30, 2019	December 31, 2018
Assets

Cash, cash equivalents and short-term securities (Note 4)		$8,188	$9,506

Debt securities (Note 4)		78,677	74,443

Equity securities (Note 4)		4,850	4,634

Mortgages and loans		47,485	46,822

Derivative assets		1,914	1,112

Other invested assets (Note 4)		5,095	4,830

Policy loans		3,196	3,222

Investment properties (Note 4)		7,229	7,157

Invested assets		156,634	151,726

Other assets		5,114	4,498

Reinsurance assets (Note 6)		4,210	4,141

Deferred tax assets		1,305	1,209

Intangible assets		1,753	1,779

Goodwill		5,309	5,412

Total general fund assets		174,325	168,765

Investments for account of segregated fund holders (Note 11)		111,684	103,062

Total assets		$286,009	$271,827
Liabilities and equity
Liabilities

Insurance contract liabilities (Note 6)		$127,728	$121,923

Investment contract liabilities (Note 6)		3,145	3,164

Derivative liabilities		1,804	2,295

Deferred tax liabilities		393	322

Other liabilities		12,506	12,153

Senior debentures		1,300	1,299

Subordinated debt		2,791	3,039

Total general fund liabilities		149,667	144,195

Insurance contracts for account of segregated fund holders (Note 11)		105,168	96,663

Investment contracts for account of segregated fund holders (Note 11)		6,516	6,399

Total liabilities		$261,351	$247,257
Equity

Issued share capital and contributed surplus		$10,659	$10,749

Shareholders’ retained earnings and accumulated other comprehensive income		13,025	12,957

Total shareholders’ equity		23,684	23,706

Participating policyholders’ equity		974	864
Total equity		$24,658	$24,570

Total liabilities and equity		$286,009	$271,827

Exchange rates at the end of the reporting periods:	U.S. dollars	1.31	1.36

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on July 31, 2019.

Dean A. Connor	Sara Grootwassink Lewis

President and Chief Executive Officer	Director

38	Sun Life Financial Inc.	Second Quarter 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2019	June 30, 2018
Shareholders:
Preferred shares

Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 10)

Balance, beginning of period	8,419	8,582

Stock options exercised	16	12

Common shares purchased for cancellation	(107)	(55)
Common shares issued as consideration for business acquisition	–	4
Balance, end of period	8,328	8,543
Contributed surplus

Balance, beginning of period	73	72

Share-based payments	4	3

Stock options exercised	(3)	(2)
Balance, end of period	74	73
Retained earnings

Balance, beginning of period, as previously reported	11,267	10,305

Adjustment for change in accounting policy (Note 2)	(22)	(44)

Balance, beginning of period, after change in accounting policy	11,245	10,261

Net income (loss)	1,266	1,422

Dividends on common shares	(611)	(566)

Dividends on preferred shares	(48)	(47)

Common shares purchased for cancellation (Note 10)	(293)	(151)

Transfer from participating policyholders’ equity (Note 10)	–	89
Balance, end of period	11,559	11,008
Accumulated other comprehensive income (loss), net of taxes (Note 14)

Balance, beginning of period	1,690	1,105

Total other comprehensive income (loss) for the period	(224)	230
Balance, end of period	1,466	1,335
Total shareholders’ equity, end of period	$23,684	$23,216
Participating policyholders:

Balance, beginning of period	$864	$650

Net income (loss) (Note 10)	112	(47)

Total other comprehensive income (loss) for the period (Note 14)	(2)	3

Transfer to retained earnings (Note 10)	–	(89)
Total participating policyholders’ equity, end of period	$974	$517
Total equity	$24,658	$23,733

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	39

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Cash flows provided by (used in) operating activities

Income (loss) before income taxes	$754	$952	$1,556	$1,676

Adjustments:

Interest expense related to financing activities	62	63	128	123

Increase (decrease) in insurance and investment contract liabilities	3,286	165	7,950	(396)

Decrease (increase) in reinsurance assets	(119)	(60)	(140)	(45)

Realized and unrealized (gains) losses and foreign currency changes on invested assets	(2,659)	364	(6,836)	1,876

Sales, maturities and repayments of invested assets	14,663	16,727	31,071	33,108

Purchases of invested assets	(14,543)	(18,366)	(32,333)	(34,518)

Income taxes received (paid)	(268)	(177)	(498)	(148)

Mortgage securitization (Note 4)	33	39	129	39

Other operating activities	692	696	(353)	(882)
Net cash provided by (used in) operating activities	1,901	403	674	833
Cash flows provided by (used in) investing activities

Net (purchase) sale of property and equipment	(21)	(28)	(52)	(5)

Investment in and transactions with joint ventures and associates	–	(1)	14	(3)

Dividends received from joint ventures and associates	17	14	31	20

Other investing activities	(51)	(53)	(85)	(102)
Net cash provided by (used in) investing activities	(55)	(68)	(92)	(90)
Cash flows provided by (used in) financing activities

Increase in (repayment of) borrowed funds	161	–	164	(21)

Redemption of senior debentures and subordinated debt (Note 10)	(250)	–	(250)	(400)

Issuance of common shares on exercise of stock options	5	1	13	10

Common shares purchased for cancellation (Note 10)	(200)	(40)	(400)	(206)

Dividends paid on common and preferred shares	(331)	(308)	(650)	(604)

Payment of lease liabilities	(31)	–	(60)	–

Interest expense paid	(50)	(51)	(114)	(133)
Net cash provided by (used in) financing activities	(696)	(398)	(1,297)	(1,354)
Changes due to fluctuations in exchange rates	(81)	38	(158)	114

Increase (decrease) in cash and cash equivalents	1,069	(25)	(873)	(497)

Net cash and cash equivalents, beginning of period	5,252	5,484	7,194	5,956

Net cash and cash equivalents, end of period	6,321	5,459	6,321	5,459

Short-term securities, end of period	1,859	2,502	1,859	2,502
Net cash, cash equivalents and short-term securities, end of period (Note 4)	$8,180	$7,961	$8,180	$7,961

The attached notes form part of these Interim Consolidated Financial Statements.

40	Sun Life Financial Inc.	Second Quarter 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2018 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2018 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”).

2. Changes in Accounting Policies

New and Amended International Financial Reporting Standards Adopted in 2019

2.A IFRS 16 Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, which replaces IAS 17 Leases (“IAS 17”) and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases be recognized on the statement of financial position, with certain exemptions allowed by this new standard. The accounting for lessors is substantially unchanged. We adopted IFRS 16 on a modified retrospective basis as at January 1, 2019 and recognized transition adjustments in retained earnings. Our accounting policies under IFRS 16 are as follows:

We assess whether a contract is, or contains, a lease at the inception of the contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For leases where we act as the lessee, we recognize a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability with certain adjustments, and subsequently depreciated using the straight-line method, with depreciation expense included in Operating expense in the Consolidated Statements of Operations. The lease liability is initially measured at the present value of lease payments over the term of the lease using a discount rate that is based on our incremental borrowing rate. The discount rate is specific to each lease and is determined by various factors, such as the lease term and currency. The lease term includes the non-cancellable period and the optional period where it is reasonably certain we will exercise or not exercise an extension or termination option, considering various factors that create an economic incentive to do so. Subsequently, the lease liability is measured at amortized cost using the effective interest method, with interest charged to Interest expense in the Consolidated Statements of Operations. Lease liabilities and right-of-use assets are remeasured upon lease modifications.

As a result of the adoption of IFRS 16, we recognized right-of-use assets of $744 and lease liabilities of $880, reported in Other assets and Other liabilities, respectively, on our Consolidated Statements of Financial Position. Together with the de-recognition of deferred balances of $105 previously recognized under IAS 17 and deferred tax impact of $9, the adoption of IFRS 16 reduced opening retained earnings by $22 on an after-tax basis as at January 1, 2019.

On transition to IFRS 16, we applied the practical expedient to use hindsight when determining the lease term of contracts containing extension or termination options. Our weighted-average incremental borrowing rate applied to lease liabilities as at January 1, 2019 was 3.3%. The difference between operating lease commitments disclosed in our 2018 Annual Consolidated Financial Statements and lease liabilities on January 1, 2019 is primarily due to the time value of money.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	41

2.B Other

The following new and amended IFRS are effective for annual periods beginning on or after January 1, 2019, and did not have a material impact on our Interim Consolidated Financial Statements:

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), which was developed by the IFRS Interpretations Committee. IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes (“IAS 12”) when there is uncertainty over income tax treatments, and requires an entity to determine whether tax treatments should be considered collectively or independently. In addition, IFRIC 23 addresses the assumptions an entity should make about the examination of tax treatments by taxation authorities, as well as how an entity should consider changes in facts and circumstances. IFRIC 23 also provides guidance on how to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates, based on whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. We adopted IFRIC 23 on a cumulative retrospective basis.

In October 2017, the IASB issued narrow-scope amendments to IAS 28 Investments in Associates and Joint Ventures. The amendments clarify that long-term interests in an associate or joint venture to which the equity method is not applied should be accounted for following the requirements of IFRS 9 Financial Instruments (“IFRS 9”). These amendments are required to be applied retrospectively with certain exceptions. As we qualified for and have elected to take the IFRS 9 deferral approach, we will continue to apply IAS 39 Financial Instruments: Recognition and Measurement to the long-term interests in associates or joint ventures covered by these amendments.

In December 2017, the IASB issued Annual Improvements to IFRSs 2015-2017 Cycle, which includes minor amendments to four IFRS standards. These amendments were applied prospectively.

In February 2018, the IASB issued Plan Amendment, Curtailment or Settlement which amends IAS 19 Employee Benefits (“IAS 19”). Under IAS 19, when an amendment, curtailment or settlement of a defined benefit pension plan occurs, the net defined benefit liability or asset is remeasured. The amendments require an entity to use the updated assumptions from this remeasurement to determine current service cost and net interest for reporting periods after the change to the plan. These amendments will be applied to plan amendments, curtailments or settlements occurring on or after January 1, 2019.

3. Segmented Information

We have five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our business segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by Canada and Corporate to Asset Management, and product distribution fees paid by Asset Management to Asia. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

42	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the three months ended June 30, 2019 and June 30, 2018 are as follows:

	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
2019

Gross premiums:

Annuities	$389	$–	$–	$–	$7	$–	$396

Life insurance	1,277	401	–	510	22	–	2,210

Health insurance	1,415	1,055	–	8	4	–	2,482

Total gross premiums	3,081	1,456	–	518	33	–	5,088

Less: ceded premiums	381	170	–	52	5	–	608

Net investment income (loss)	2,096	932	19	855	227	(5)	4,124

Fee income	323	23	1,062	133	37	(36)	1,542

Total revenue	5,119	2,241	1,081	1,454	292	(41)	10,146
Less:

Total benefits and expenses	4,917	2,141	790	1,299	286	(41)	9,392

Income tax expense (benefit)	12	11	62	13	(8)	–	90

Total net income (loss)	$190	$89	$229	$142	$14	$–	$664

Less: Net income (loss) attributable to participating policyholders	42	(5)	–	8	–	–	45

Shareholders’ net income (loss)	$148	$94	$229	$134	$14	$–	$619

2018

Gross premiums:

Annuities	$439	$–	$–	$–	$6	$–	$445

Life insurance	1,195	404	–	579	23	–	2,201

Health insurance	1,321	925	–	7	2	–	2,255

Total gross premiums	2,955	1,329	–	586	31	–	4,901

Less: ceded premiums	382	147	–	52	5	–	586

Net investment income (loss)	980	25	(1)	(34)	69	(5)	1,034

Fee income	302	19	1,022	130	41	(37)	1,477

Total revenue	3,855	1,226	1,021	630	136	(42)	6,826
Less:

Total benefits and expenses	3,478	1,101	739	476	122	(42)	5,874

Income tax expense (benefit)	76	20	68	19	(1)	–	182

Total net income (loss)	$301	$105	$214	$135	$15	$–	$770

Less: Net income (loss) attributable to participating policyholders	39	–	–	2	–	–	41

Shareholders’ net income (loss)	$262	$105	$214	$133	$15	$–	$729

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	43

Results by segment for the six months ended June 30, 2019 and June 30, 2018 are as follows:

	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
2019

Gross premiums:

Annuities	$787	$1	$–	$–	$13	$–	$801

Life insurance	2,525	808	–	906	45	–	4,284

Health insurance	2,817	2,102	–	18	8	–	4,945

Total gross premiums	6,129	2,911	–	924	66	–	10,030

Less: ceded premiums	743	325	–	102	10	–	1,180

Net investment income (loss)	5,339	1,824	47	1,869	633	(13)	9,699

Fee income	631	44	2,052	259	72	(69)	2,989

Total revenue	11,356	4,454	2,099	2,950	761	(82)	21,538
Less:

Total benefits and expenses	10,883	4,198	1,531	2,701	751	(82)	19,982

Income tax expense (benefit)	(20)	43	120	26	9	–	178

Total net income (loss)	$493	$213	$448	$223	$1	$–	$1,378

Less: Net income (loss) attributable to participating policyholders	108	(5)	–	9	–	–	112

Shareholders’ net income (loss)	$385	$218	$448	$214	$1	$–	$1,266

2018

Gross premiums:

Annuities	$1,328	$–	$–	$–	$11	$–	$1,339

Life insurance	2,332	809	–	1,092	46	–	4,279

Health insurance	2,634	1,845	–	15	6	–	4,500

Total gross premiums	6,294	2,654	–	1,107	63	–	10,118

Less: ceded premiums	758	284	–	106	10	–	1,158

Net investment income (loss)	1,422	(258)	1	(318)	41	(12)	876

Fee income	602	33	2,070	263	79	(64)	2,983

Total revenue	7,560	2,145	2,071	946	173	(76)	12,819
Less:

Total benefits and expenses	6,944	1,950	1,510	655	160	(76)	11,143

Income tax expense (benefit)	118	30	137	23	(7)	–	301

Total net income (loss)	$498	$165	$424	$268	$20	$–	$1,375

Less: Net income (loss) attributable to participating policyholders	(13)	(36)	–	2	–	–	(47)

Shareholders’ net income (loss)	$511	$201	$424	$266	$20	$–	$1,422

44	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. Total Invested Assets and Related Net Investment Income

4.A Asset Classification

The carrying values of our Debt securities, Equity securities, and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other	(1)	Total
June 30, 2019

Debt securities	$65,110	$13,567	$–		$78,677

Equity securities	$4,442	$408	$–		$4,850

Other invested assets	$2,918	$671	$1,506		$5,095

December 31, 2018

Debt securities	$61,402	$13,041	$–		$74,443

Equity securities	$4,014	$620	$–		$4,634

Other invested assets	$2,701	$621	$1,508		$4,830

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

4.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Fair value change:

Cash, cash equivalents and short-term securities	$(1)	$2	$(3)	$4

Debt securities	2,131	(621)	5,038	(1,806)

Equity securities	86	209	507	36

Derivative investments	547	(183)	1,353	(717)

Other invested assets	(2)	17	47	41

Total change in fair value through profit or loss assets and liabilities	2,761	(576)	6,942	(2,442)

Fair value changes on investment properties	64	159	197	237

Foreign exchange gains (losses)(1)	(199)	12	(359)	224

Realized gains (losses) on property and equipment(2)	–	–	–	28

Fair value and foreign currency changes on assets and liabilities	$2,626	$(405)	$6,780	$(1,953)

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

(2)	In 2018, we sold and leased back a property in Waterloo, Ontario. The transaction qualified as a sale and operating lease and as a result, we recognized a gain of $28.

4.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $19 and $34 for the three and six months ended June 30, 2019, respectively ($1 and $5 for the three and six months ended June 30, 2018, respectively).

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	45

4.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	June 30, 2019	December 31, 2018	June 30, 2018

Cash	$1,928	$2,089	$1,672

Cash equivalents	4,401	5,209	3,954

Short-term securities	1,859	2,208	2,502

Cash, cash equivalents and short-term securities	8,188	9,506	8,128

Less: Bank overdraft, recorded in Other liabilities	8	104	167

Net cash, cash equivalents and short-term securities	$8,180	$9,402	$7,961

4.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2018 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at June 30, 2019 are $1,458 and $1,481, respectively ($1,328 and $1,318, respectively, as at December 31, 2018). The carrying value and fair value of the associated liabilities as at June 30, 2019 are $1,582 and $1,623, respectively ($1,453 and $1,446, respectively, as at December 31, 2018). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at June 30, 2019 and December 31, 2018 are $110 and $124, respectively. There are no cash and cash equivalents in the PRA as at June 30, 2019 and December 31, 2018.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2018 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at June 30, 2019 and December 31, 2018.

4.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2018 Annual Consolidated Financial Statements.

4.F.i Fair Value Hierarchy

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	June 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets

Cash, cash equivalents and short-term securities	$7,581	$607	$–	$8,188	$8,926	$580	$–	$9,506

Debt securities – fair value through profit or loss	1,364	63,440	306	65,110	1,253	59,776	373	61,402

Debt securities – available-for-sale	1,385	12,123	59	13,567	1,513	11,485	43	13,041

Equity securities – fair value through profit or loss	1,900	2,350	192	4,442	1,967	1,845	202	4,014

Equity securities – available-for-sale	239	134	35	408	398	186	36	620

Derivative assets	15	1,899	–	1,914	27	1,085	–	1,112

Other invested assets	1,034	260	2,295	3,589	898	183	2,241	3,322

Investment properties	–	–	7,229	7,229	–	–	7,157	7,157
Total invested assets	$13,518	$80,813	$10,116	$104,447	$14,982	$75,140	$10,052	$100,174

Investments for account of segregated fund holders	25,801	84,187	1,696	111,684	24,705	76,761	1,596	103,062
Total assets measured at fair value	$39,319	$165,000	$11,812	$216,131	$39,687	$151,901	$11,648	$203,236
Liabilities

Investment contract liabilities	$–	$–	$2	$2	$–	$–	$3	$3

Derivative liabilities	13	1,791	–	1,804	11	2,284	–	2,295
Total liabilities measured at fair value	$13	$1,791	$2	$1,806	$11	$2,284	$3	$2,298

46	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at	June 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$–	$3,578	$15	$3,593	$–	$3,815	$15	$3,830

Canadian provincial and municipal government	–	13,567	15	13,582	–	11,852	14	11,866

U.S. government and agency	1,364	128	1	1,493	1,253	125	2	1,380

Other foreign government	–	5,039	32	5,071	–	4,895	34	4,929

Corporate	–	36,281	201	36,482	–	34,665	205	34,870

Asset-backed securities:

Commercial mortgage-backed securities	–	1,515	1	1,516	–	1,464	3	1,467

Residential mortgage-backed securities	–	2,017	27	2,044	–	1,961	–	1,961

Collateralized debt obligations	–	139	–	139	–	143	–	143

Other	–	1,176	14	1,190	–	856	100	956
Total debt securities – fair value through profit or loss	$1,364	$63,440	$306	$65,110	$1,253	$59,776	$373	$61,402

Debt securities – available-for-sale consist of the following:

As at	June 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$–	$1,783	$–	$1,783	$–	$1,746	$–	$1,746

Canadian provincial and municipal government	–	1,219	–	1,219	–	1,199	–	1,199

U.S. government and agency	1,385	–	–	1,385	1,513	14	–	1,527

Other foreign government	–	766	1	767	–	716	1	717

Corporate	–	5,406	45	5,451	–	4,971	42	5,013

Asset-backed securities:

Commercial mortgage-backed securities	–	749	–	749	–	766	–	766

Residential mortgage-backed securities	–	448	–	448	–	386	–	386

Collateralized debt obligations	–	845	13	858	–	804	–	804

Other	–	907	–	907	–	883	–	883
Total debt securities – available-for-sale	$1,385	$12,123	$59	$13,567	$1,513	$11,485	$43	$13,041

There were no significant transfers between Level 1 and Level 2 for the three and six months ended June 30, 2019 and June 30, 2018.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	47

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2019

Beginning balance	$301	$58	$195	$40	$2,260	$6,999	$9,853	$1,671	$11,524

Included in net income(1)(2)(3)	–	–	2	(22)	(37)	48	(9)	24	15

Included in OCI(2)	–	2	–	2	7	–	11	–	11

Purchases	28	13	1	16	111	402	571	32	603

Sales	(2)	–	(4)	–	(34)	(190)	(230)	(14)	(244)

Settlements	(1)	–	–	–	–	–	(1)	–	(1)

Transfers into Level 3(4)	–	–	–	–	–	–	–	–	–

Transfers (out) of Level 3(4)	(18)	(14)	–	–	–	–	(32)	–	(32)

Foreign currency translation(5)	(2)	–	(2)	(1)	(12)	(30)	(47)	(17)	(64)
Ending balance	$306	$59	$192	$35	$2,295	$7,229	$10,116	$1,696	$11,812
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$2	$–	$2	$–	$(37)	$49	$16	$16	$32
June 30, 2018

Beginning balance	$348	$95	$180	$40	$1,850	$7,243	$9,756	$1,291	$11,047

Included in net income(1)(2)(3)	(6)	–	4	–	(10)	138	126	5	131

Included in OCI(2)	–	–	–	(6)	(1)	–	(7)	–	(7)

Purchases	54	61	–	1	86	88	290	78	368

Sales	(5)	–	–	(1)	(37)	(160)	(203)	(1)	(204)

Settlements	(12)	–	–	(1)	–	–	(13)	–	(13)

Transfers into Level 3(4)	10	13	–	–	–	–	23	3	26

Transfers (out) of Level 3(4)	(2)	(40)	–	–	–	–	(42)	–	(42)

Foreign currency translation(5)	1	1	2	–	9	28	41	(16)	25
Ending balance	$388	$130	$186	$33	$1,897	$7,337	$9,971	$1,360	$11,331
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(1)	$–	$4	$–	$(11)	$144	$136	$5	$141

48	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2019

Beginning balance	$373	$43	$202	$36	$2,241	$7,157	$10,052	$1,596	$11,648

Included in net income(1)(2)(3)	9	–	(1)	(22)	(61)	155	80	22	102

Included in OCI(2)	–	4	–	2	9	–	15	–	15

Purchases	45	27	4	22	191	454	743	117	860

Sales	(11)	–	(5)	–	(61)	(471)	(548)	(18)	(566)

Settlements	(3)	–	–	–	–	–	(3)	–	(3)

Transfers into Level 3(4)	–	–	–	–	–	–	–	–	–

Transfers (out) of Level 3(4)	(102)	(14)	(4)	–	–	–	(120)	–	(120)

Foreign currency translation(5)	(5)	(1)	(4)	(3)	(24)	(66)	(103)	(21)	(124)
Ending balance	$306	$59	$192	$35	$2,295	$7,229	$10,116	$1,696	$11,812
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$6	$–	$–	$–	$(61)	$174	$119	$8	$127
June 30, 2018

Beginning balance	$417	$136	$167	$38	$1,721	$7,067	$9,546	$1,154	$10,700

Included in net income(1)(2)(3)	(8)	(2)	10	–	38	200	238	9	247

Included in OCI(2)	–	–	–	(6)	(6)	–	(12)	–	(12)

Purchases	61	102	5	1	253	332	754	202	956

Sales	(32)	–	–	(1)	(129)	(337)	(499)	(16)	(515)

Settlements	(13)	–	–	(1)	–	–	(14)	–	(14)

Transfers into Level 3(4)	11	13	–	1	–	–	25	4	29

Transfers (out) of Level 3(4)	(52)	(120)	–	–	–	–	(172)	–	(172)

Foreign currency translation(5)	4	1	4	1	20	75	105	7	112
Ending balance	$388	$130	$186	$33	$1,897	$7,337	$9,971	$1,360	$11,331
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(1)	$–	$11	$–	$37	$215	$262	$5	$267

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(3)

Investment properties included in net income is comprised of fair value changes on investment properties of $64 and $197 for the three and six months ended June 30, 2019, respectively ($159 and $237 for the three and six months ended June 30, 2018, respectively), net of amortization of leasing commissions and tenant inducements of $16 and $42 for the three and six months ended June 30, 2019, respectively ($21 and $37 for the three and six months ended June 30, 2018, respectively).

(4)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(5)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.

5. Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2018 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) as at June 30, 2019 and December 31, 2018. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	49

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices that are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. Effective January 1, 2019, we updated our single life or joint-first-to-die basis retention limit to $40 ($25 in 2018) in Canada and US$40 (US$25 in 2018) outside of Canada. For survivorship life insurance, our maximum global retention limit is $50 ($30 in 2018) in Canada and US$50 (US$30 in 2018) outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

6. Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended June 30, 2019			For the three months ended June 30, 2018
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$118,564	$3,601	$114,963	$111,931	$3,561	$108,370

Change in balances on in-force policies	2,869	84	2,785	(252)	(18)	(234)

Balances arising from new policies	372	35	337	380	35	345

Method and assumption changes	27	–	27	39	43	(4)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	3,268	119	3,149	167	60	107

Foreign exchange rate movements	(1,136)	(65)	(1,071)	441	50	391
Balances before Other policy liabilities and assets	120,696	3,655	117,041	112,539	3,671	108,868

Other policy liabilities and assets	7,032	555	6,477	6,835	602	6,233
Total Insurance contract liabilities and Reinsurance assets, end of period	$127,728	$4,210	$123,518	$119,374	$4,273	$115,101

	For the six months ended June 30, 2019			For the six months ended June 30, 2018
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$114,902	$3,653	$111,249	$111,091	$3,503	$107,588

Change in balances on in-force policies	6,442	67	6,375	(2,350)	(45)	(2,305)

Balances arising from new policies	1,433	73	1,360	1,939	67	1,872

Method and assumption changes	33	–	33	24	23	1
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	7,908	140	7,768	(387)	45	(432)

Foreign exchange rate movements	(2,114)	(138)	(1,976)	1,835	123	1,712
Balances before Other policy liabilities and assets	120,696	3,655	117,041	112,539	3,671	108,868

Other policy liabilities and assets	7,032	555	6,477	6,835	602	6,233
Total Insurance contract liabilities and Reinsurance assets, end of period	$127,728	$4,210	$123,518	$119,374	$4,273	$115,101

50	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.B Investment Contract Liabilities

6.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended June 30, 2019		For the three months ended June 30, 2018
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost

Balances, beginning of period	$2	$2,620	$3	$2,564

Deposits	–	92	–	116

Interest	–	13	–	12

Withdrawals	–	(95)	–	(76)

Fees	–	(2)	–	(3)

Other	–	5	–	5

Foreign exchange rate movements	–	1	–	1

Balances, end of period	$2	$2,634	$3	$2,619

	For the six months ended June 30, 2019		For the six months ended June 30, 2018
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost

Balances, beginning of period	$3	$2,646	$3	$2,517

Deposits	–	181	–	246

Interest	–	28	–	26

Withdrawals	–	(229)	–	(175)

Fees	–	(3)	–	(5)

Other	–	10	–	10

Foreign exchange rate movements	(1)	1	–	–

Balances, end of period	$2	$2,634	$3	$2,619

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Balances, beginning of period	$514	$557	$515	$562

Change in liabilities on in-force policies	5	(14)	14	(35)

Foreign exchange rate movements	(10)	4	(20)	20

Balances, end of period	$509	$547	$509	$547

6.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Maturities and surrenders	$766	$588	$1,427	$1,255

Annuity payments	482	465	954	934

Death and disability benefits	1,053	1,021	2,115	2,090

Health benefits	1,794	1,599	3,464	3,159

Policyholder dividends and interest on claims and deposits	258	301	513	538

Total gross claims and benefits paid	$4,353	$3,974	$8,473	$7,976

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	51

7. Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Recovered claims and benefits	$465	$468	$933	$946

Commissions	17	17	33	36

Reserve adjustments	–	14	5	25

Operating expenses and other	21	20	40	40
Reinsurance (expenses) recoveries	$503	$519	$1,011	$1,047

8. Fee Income

Fee income consists of the following:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Fee income from insurance contracts	$247	$233	$482	$470

Fee income from service contracts:

Distribution fees	205	207	399	420

Fund management and other asset-based fees	891	836	1,724	1,730

Administrative service and other fees	199	201	384	363
Total fee income	$1,542	$1,477	$2,989	$2,983

Distribution fees and Fund management and other asset-based fees are primarily earned in Asset Management. Administrative service and other fees are primarily earned in Canada. The fee income by business segment is presented in Note 3.

9. Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the six months ended
	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
		%		%		%		%

Total net income (loss)	$664		$770		$1,378		$1,375

Add: Income tax expense (benefit)	90		182		178		301
Total net income (loss) before income taxes	$754		$952		$1,556		$1,676

Taxes at the combined Canadian federal and provincial statutory income tax rate	$200	26.5	$254	26.8	$412	26.5	$448	26.8

Increase (decrease) in rate resulting from:

Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(34)	(4.5)	(46)	(4.8)	(56)	(3.6)	(89)	(5.3)

Tax exempt investment income	(40)	(5.3)	(37)	(3.9)	(146)	(9.4)	(58)	(3.5)

Adjustments in respect of prior periods, including resolution of tax disputes	(9)	(1.2)	6	0.6	(17)	(1.1)	(6)	(0.4)

Tax (benefit) cost of unrecognized tax losses and tax credits	1	0.1	–	–	6	0.4	–	–

Tax rate and other legislative changes	2	0.3	–	–	2	0.1	–	–

Other	(30)	(4.0)	5	0.4	(23)	(1.5)	6	0.4
Total tax expense (benefit) and effective income tax rate	$90	11.9	$182	19.1	$178	11.4	$301	18.0

52	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In the second quarter of 2019, a provincial corporate tax rate decrease from 12% to 8% was enacted in Alberta, Canada. As a result, our statutory tax rate decreased from 26.75% (rounded to 26.8% in the table above) in 2018 to 26.5% in 2019 and future years.

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 30%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.5% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment income includes tax rate differences related to various types of investment income that are taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes, for the three months ended June 30, 2019 relates mainly to the finalization of and amendments to prior years’ tax filings, and for the six months ended June 30, 2019 relates mainly to the resolution of tax audits. In the three months ended June 30, 2018, the adjustments related primarily to the resolution of tax audits, as well as the finalization of the prior years’ tax filings, and for the six months ended June 30, 2018, included the resolution of tax audits.

Tax (benefit) cost of unrecognized tax losses and tax credits reflects unrecognized losses in Asia.

Other for the six months ended June 30, 2019 and June 30, 2018 primarily reflects withholding taxes on distributions from our foreign subsidiaries and the benefit relating to investments in joint ventures in Asia. In the three months ended June 30, 2019, Other also reflects the reversal of withholding taxes no longer expected to be paid.

10. Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2018 Annual Consolidated Financial Statements.

SLF Inc. is a non-operating insurance company and is subject to the Life Insurance Capital Adequacy Test (“LICAT”) guideline. As at June 30, 2019, SLF Inc.’s LICAT ratio exceeded OSFI’s regulatory minimum target. Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at June 30, 2019, Sun Life Assurance’s LICAT ratio exceeded OSFI’s minimum regulatory target; as well, it also exceeded OSFI’s supervisory target applicable to operating life insurance companies.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at June 30, 2019. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at June 30, 2019.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	53

10.B Significant Capital Transactions

10.B.i Common Shares

Changes in common shares issued and outstanding were as follows:

	For the six months ended
	June 30, 2019		June 30, 2018
Common shares (in millions of shares)	Number of shares	Amount	Number of shares		Amount
Balance, beginning of period	598.5	$8,419	610.5		$8,582

Stock options exercised	0.4	16	0.2		12

Common shares purchased for cancellation(1)	(7.9)	(107)	(3.8	)(2)	(55)

Common shares issued as consideration for business acquisition	–	–	0.1		4
Balance, end of period	591.0	$8,328	607.0		$8,543

(1)

On August 14, 2018 and August 14, 2017, SLF Inc. launched normal course issuer bids to purchase and cancel up to 14 million common shares of SLF Inc. (“common shares”) between August 14, 2018 and August 13, 2019 (the “2018 NCIB”) and 11.5 million common shares between August 14, 2017 and August 13, 2018, respectively. Effective May 14, 2019, SLF Inc. amended the 2018 NCIB to increase the number of common shares that it may purchase and cancel from 14 million to 18 million. Common shares purchased for cancellation are purchased through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates, or by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities at a discount to the prevailing market price. On December 10, 2018, in connection with the 2018 NCIB, SLF Inc. implemented an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares. Under the automatic repurchase plan, SLF Inc.’s designated broker may purchase common shares pursuant to the 2018 NCIB at times when SLF Inc. ordinarily would not be active in the market due to regulatory restrictions or self-imposed blackout periods. For the six months ended June 30, 2019, SLF Inc. purchased and cancelled approximately 7.8 million common shares at an average price per share of $51.38 for a total amount of $400 under the 2018 NCIB. An additional 0.1 million shares purchased in 2018 were cancelled in 2019. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

(2)

1.1 million shares were purchased pursuant to a third-party share repurchase program under an issuer bid exemption order at a discount to the prevailing market price of the common shares on the Toronto Stock Exchange.

10.B.ii Subordinated Debt

On May 13, 2019, SLF Inc. redeemed all of the outstanding $250 principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures in accordance with the redemption terms attached to such debentures.

10.C Participating Account Seed Capital

In the first quarter of 2018, with OSFI’s approval, seed capital, together with interest earned since demutualization, was transferred from the participating account to the shareholder account. The transfer of seed capital is recorded on our Consolidated Statements of Changes in Equity as a Transfer from participating policyholders’ equity totaling $89, comprised of $50 in Canada and $39 (US$30) in U.S. The transfer of interest on seed capital is included as a reduction in Participating policyholders’ net income (loss) and an increase in Shareholders’ net income (loss) totaling $110, on a pre- and post-tax basis, comprised of $75 in Canada and $35 (US$28) in U.S. At the time of demutualization, OSFI required shareholders to transfer seed capital into the participating account to support participating insurance policies sold after demutualization. It was anticipated that over time the seed capital would no longer be needed and that the seed capital and accumulated interest would be returned to the shareholders, subject to OSFI’s approval. The transfer has no impact on regulatory capital requirements, and will have no adverse impact on the policy dividends or security of benefits of participating policyholders.

54	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	June 30, 2019	December 31, 2018

Segregated and mutual fund units	$97,083	$89,049

Equity securities	10,343	9,771

Debt securities	3,823	3,448

Cash, cash equivalents and short-term securities	526	711

Investment properties	386	400

Mortgages	23	23

Other assets	182	156

Total assets	$112,366	$103,558

Less: Liabilities arising from investing activities	682	496

Total investments for account of segregated fund holders	$111,684	$103,062

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Balances, beginning of period	$103,265	$98,943	$6,746	$7,278

Additions to segregated funds:

Deposits	2,852	2,683	20	20

Net transfer (to) from general funds	(96)	(74)	–	–

Net realized and unrealized gains (losses)	2,017	2,713	144	290

Other investment income	323	249	56	52
Total additions	$5,096	$5,571	$220	$362

Deductions from segregated funds:

Payments to policyholders and their beneficiaries	2,587	2,484	163	173

Management fees	263	249	13	17

Taxes and other expenses	90	83	4	4

Foreign exchange rate movements	253	202	270	250
Total deductions	$3,193	$3,018	$450	$444

Net additions (deductions)	1,903	2,553	(230)	(82)
Balances, end of period	$105,168	$101,496	$6,516	$7,196

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	55

	Insurance contracts		Investment contracts
For the six months ended	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Balances, beginning of period	$96,663	$99,121	$6,399	$7,271

Additions to segregated funds:

Deposits	5,893	6,056	43	42

Net transfers (to) from general funds	(181)	(91)	–	–

Net realized and unrealized gains (losses)	9,628	1,614	628	(14)

Other investment income	563	568	83	97
Total additions	$15,903	$8,147	$754	$125

Deductions from segregated funds:

Payments to policyholders and their beneficiaries	6,319	5,291	312	331

Management fees	505	500	26	31

Taxes and other expenses	187	135	9	2

Foreign exchange rate movements	387	(154)	290	(164)
Total deductions	$7,398	$5,772	$637	$200

Net additions (deductions)	8,505	2,375	117	(75)
Balances, end of period	$105,168	$101,496	$6,516	$7,196

12. Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

June 30, 2019

Revenue	$52	$8,997	$1,700	$(603)	$10,146

Shareholders’ net income (loss)	$619	$350	$250	$(600)	$619

June 30, 2018

Revenue	$91	$5,736	$1,122	$(123)	$6,826

Shareholders’ net income (loss)	$729	$517	$159	$(676)	$729

For the six months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

June 30, 2019

Revenue	$107	$19,271	$3,331	$(1,171)	$21,538

Shareholders’ net income (loss)	$1,266	$770	$456	$(1,226)	$1,266

June 30, 2018

Revenue	$185	$10,651	$1,945	$38	$12,819

Shareholders’ net income (loss)	$1,422	$982	$336	$(1,318)	$1,422

56	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

June 30, 2019

Invested assets	$23,959	$148,499	$7,535	$(23,359)	$156,634

Total other general fund assets	$4,107	$22,933	$10,409	$(19,758)	$17,691

Investments for account of segregated fund holders	$–	$111,631	$53	$–	$111,684

Insurance contract liabilities	$–	$127,870	$9,039	$(9,181)	$127,728

Investment contract liabilities	$–	$3,145	$–	$–	$3,145

Total other general fund liabilities	$4,381	$22,418	$5,676	$(13,681)	$18,794

December 31, 2018

Invested assets	$24,255	$143,040	$6,991	$(22,560)	$151,726

Total other general fund assets	$4,088	$21,958	$10,389	$(19,396)	$17,039

Investments for account of segregated fund holders	$–	$103,014	$48	$–	$103,062

Insurance contract liabilities	$–	$122,066	$8,534	$(8,677)	$121,923

Investment contract liabilities	$–	$3,164	$–	$–	$3,164

Total other general fund liabilities	$4,636	$21,801	$5,972	$(13,301)	$19,108

13. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Common shareholders’ net income (loss) for basic earnings per share	$595	$706	$1,218	$1,375

Add: increase in income due to convertible instruments(1)	2	2	5	5
Common shareholders’ net income (loss) on a diluted basis	$597	$708	$1,223	$1,380

Weighted average number of common shares outstanding for basic earnings per share (in millions)	$593	$607	$595	$609

Add: dilutive impact of stock options(2) (in millions)	1	1	1	1

Add: dilutive impact of convertible instruments(1) (in millions)	4	4	4	4
Weighted average number of common shares outstanding on a diluted basis (in millions)	$598	$612	$600	$614

Basic earnings (loss) per share	$1.00	$1.16	$2.05	$2.26

Diluted earnings (loss) per share	$1.00	$1.16	$2.04	$2.25

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 1 million stock options for both the three and six months ended June 30, 2019, because these stock options were anti-dilutive for the period (1 million for both the three and six months ended June 30, 2018).

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	57

14. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	For the three months ended June 30, 2019			For the three months ended June 30, 2018
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains (losses), net of hedging activities	$1,643	$(259)	$1,384	$1,327	$138	$1,465

Unrealized gains (losses) on available-for-sale assets	195	149	344	156	(93)	63

Unrealized gains (losses) on cash flow hedges	(15)	3	(12)	(12)	(1)	(13)

Share of other comprehensive income (loss) in joint ventures and associates	4	(24)	(20)	(14)	(41)	(55)
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(306)	(57)	(363)	(285)	27	(258)

Revaluation surplus on transfers to investment properties	145	–	145	145	–	145
Total	$1,666	$(188)	$1,478	$1,317	$30	$1,347
Total attributable to:

Participating policyholders	$13	$(1)	$12	$11	$1	$12

Shareholders	1,653	(187)	1,466	1,306	29	1,335
Total	$1,666	$(188)	$1,478	$1,317	$30	$1,347

	For the six months ended June 30, 2019			For the six months ended June 30, 2018
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains (losses), net of hedging activities	$1,923	$(539)	$1,384	$1,012	$453	$1,465

Unrealized gains (losses) on available-for-sale assets	(56)	400	344	346	(283)	63

Unrealized gains (losses) on cash flow hedges	(21)	9	(12)	(11)	(2)	(13)

Share of other comprehensive income (loss) in joint ventures and associates	(24)	4	(20)	(31)	(24)	(55)
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(263)	(100)	(363)	(347)	89	(258)

Revaluation surplus on transfers to investment properties	145	–	145	145	–	145
Total	$1,704	$(226)	$1,478	$1,114	$233	$1,347
Total attributable to:

Participating policyholders	$14	$(2)	$12	$9	$3	$12

Shareholders	1,690	(224)	1,466	1,105	230	1,335
Total	$1,704	$(226)	$1,478	$1,114	$233	$1,347

58	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

15. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the U.K., and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company (“MLIC”). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. In the Fehr action, the motions judge dismissed the plaintiff’s motion for certification in its entirety by way of a two-part decision released on November 12, 2015 and December 7, 2016. The plaintiffs appealed and, in a decision released on September 5, 2018, the Ontario Court of Appeal overturned part of the lower court’s decision and certified three alleged breach of contract claims related to the policies. Sun Life Assurance’s application for leave to appeal this decision was dismissed by the Supreme Court of Canada on May 2, 2019. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or results of operations of the Company.

16. Subsequent Events

On July 1, 2019, we acquired 56% of BentallGreenOak (“BGO”), which was the product of the merger of the Bentall Kennedy group of companies (“Bentall Kennedy”) and GreenOak Real Estate (“GreenOak”), a global real estate investment firm. The former GreenOak shareholders hold the remaining interest in BGO. Total consideration of $411 (US$314) included approximately $192 (US$146) in cash and 44% of our interest in Bentall Kennedy which, valued on a discounted cash flow basis, represents consideration of $219 (US$168).

This transaction has two additional components:

A.

We have a call option to acquire the remaining outstanding shares in BGO commencing in 2026, and BGO minority shareholders have the option to require us to purchase their shares (“put option”) in 2027. The put option liability of $948 (US$724) will be recognized in Other liabilities.

B.

In addition to our 56% ownership interest in BGO, we have acquired the right to 75% of former GreenOak shareholders’ share of BGO’s earnings for the period from July 2019 to December 2027, entitling us to a total of 90% of BGO’s earnings over that period. Consideration is to be paid in quarterly installments over that period and we will recognize an amount of $460 (US$351) in Other liabilities at inception.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2019	59

Due to the recent close of this transaction, the fair value determination and purchase accounting have not been completed. The following table outlines the estimated impact to Total shareholders’ equity relating to the acquisition and the additional components:

Impact on Total shareholders’ equity

Cash consideration	$(192)

Estimated net assets acquired, including goodwill, intangible assets and deferred tax	750

Additional components:

Put option liability	(948)

Deferred payments liability	(460)
Estimated impact on Total shareholders’ equity	$(850)

On July 2, 2019, SLF Inc.’s Series D Senior Unsecured 5.70% Debentures matured and SLF Inc. repaid all of the outstanding $300 principal amount of such debentures together with all accrued and unpaid interest.

On July 31, 2019, SLF Inc. announced that, subject to the approval of OSFI and the Toronto Stock Exchange (“TSX”), it intends to launch a new normal course issuer bid to purchase for cancellation up to 15 million of its common shares (the “2019 NCIB”). The 2019 NCIB is expected to commence on August 14, 2019 and continue until August 13, 2020, or such earlier date as SLF Inc. may determine or as SLF Inc. completes its purchases pursuant to the 2019 NCIB. Purchases under the 2019 NCIB may be made through the facilities of the TSX, other Canadian stock exchanges and/or alternative Canadian trading platforms, at prevailing market rates. Purchases under the 2019 NCIB may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The actual number of common shares purchased under the 2019 NCIB, and the timing of such purchases (if any), will be determined by SLF Inc. Any common shares purchased by SLF Inc. pursuant to the 2019 NCIB will be cancelled. The 2019 NCIB will provide the Company with the flexibility to acquire common shares in order to return capital to shareholders as part of its overall capital management strategy.

60	Sun Life Financial Inc.	Second Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Corporate and Shareholder Information

For information about the Sun Life Financial Group of Companies, corporate news and financial results, please visit sunlife.com.

Corporate Office

Sun Life Financial Inc.

1 York Street

Toronto, Ontario

Canada M5J 0B6

Tel: 416-979-9966

Website: www.sunlife.com

Investor Relations

For financial analysts, portfolio managers and institutional investors requiring information, please contact:

Investor Relations

Fax: 416-979-4080

E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from www.sunlife.com.

Transfer Agent

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

AST Trust Company (Canada)

P.O. Box 700

Station B

Montreal, Quebec

Canada H3B 3K3

Within North America:

Tel: 1-877-224-1760

Outside of North America:

Tel: 416-682-3865

Fax: 1-888-249-6189

E-mail: sunlifeinquiries@astfinancial.com

Website: www.astfinancial.com/ca-en Shareholders can view their account details using AST Trust Company (Canada)’s Internet service, Investor Central.

Register at

https://ca.astfinancial.com/InvestorCentral

United States

American Stock Transfer & Trust Company, LLC

6201 15th Ave.

Brooklyn, NY 11219

Tel: 1-877-224-1760

E-mail: sunlifeinquiries@astfinancial.com

United Kingdom

Link Asset Services

34 Beckenham Road

Beckenham, Kent

United Kingdom BR3 4TU

Tel: +44 (0) 345-602-1587

E-mail: enquiries@linkgroup.co.uk

Philippines

Rizal Commercial Banking

Corporation (RCBC)

RCBC Stock Transfer Processing Section

Ground Floor, West Wing,

GPL (Grepalife) Building,

221 Senator Gil Puyat Avenue

Makati City, Philippines

From Metro Manila: 632-318-8567

From the Provinces: 1-800-1-888-2422

E-mail: rcbcstocktransfer@rcbc.com

Hong Kong

Computershare Hong Kong Investor

Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Tel: 852-2862-8555

E-mail: hkinfo@computershare.com.hk

Shareholder Services

For shareholder account inquiries, please

contact the Transfer Agent in the country

where you reside, or Shareholder Services:

Fax: 416-598-3121

English E-mail:

shareholderservices@sunlife.com

French E-mail:

servicesauxactionnaires@sunlife.com

2019 Dividend Dates

Common Shares

Record Dates	Payment Dates

March 1, 2019	March 29, 2019

May 29, 2019	June 28, 2019

August 28, 2019	September 30, 2019

November 27, 2019*	December 31, 2019	*

* Subject to approval by the Board of Directors

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the AST Trust Company (Canada) website, www.astfinancial.com/ca-en, or you can contact AST Trust Company (Canada) to have a form sent to you.

Canadian Dividend Reinvestment

and Share Purchase Plan

Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, AST Trust Company (Canada) at sunlifeinquiries@astfinancial.com.

Stock Exchange Listings

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A

Series 2 – SLF.PR.B

Series 3 – SLF.PR.C

Series 4 – SLF.PR.D

Series 5 – SLF.PR.E

Series 8R – SLF.PR.G

Series 9QR – SLF.PR.J

Series 10R – SLF.PR.H

Series 11QR – SLF.PR.K

Series 12R – SLF.PR.I

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the normal course issuer bid is available without charge by contacting the Corporate Secretary’s Department at shareholderservices@sunlife.com.

CORPORATE AND SHAREHOLDER INFORMATION	Sun Life Financial Inc.	Second Quarter 2019	61

Life’s brighter under the sun

SUN LIFE FINANCIAL INC.

1 York Street Toronto, Ontario Canada M5J 0B6	sunlife.com